Rentokil Initial

RECEIVED

2008 SEP -9 A 8:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

08004779

Group Secretariat
Rentokil Initial plc
Portland House
Bressenden Place
London
SW1E 5BH
Telephone +44 (0)20 7592 2710
Fax +44 (0)20 7592 2800

FILE NO: 82-34878

1 September 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including un audited six-month profit and loss statement)	2. Interim results for 6months to 30 June 2008
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6.1 Holdings in company x5 6.2 Director/PDMR Shareholding

PROCESSED
SEP 10 2008
THOMSON REUTERS

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-5922710.

Yours faithfully

Paul Griffiths
Company Secretary

9/9

RECEIVED
2008 SEP -9 A 8:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial PLC - Holding(s) in Company

RNS Number : 5750A

Rentokil Initial PLC

04 August 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii)

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme (see 9. for further information)

4. Full name of shareholder(s) (if different from 3.) (iv):

Hermes Focus Asset Management Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

1 August 2008

6. Date on which issuer notified:

4 August 2008

7. Threshold(s) that is/are crossed or reached

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if Situation previous to the Triggering transaction (vi)

possible using the ISIN CODE

GB00B082RF11 Number of shares Number of voting Rights (viii)

B082RF1

Ord 1p 90,560,504

90,560,504

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of shares Number of voting rights (ix) % of voting rights

possible using the ISIN CODE

GB00B082RF11 Direct Direct (x) Indirect (xi) Direct Indirect

B082RF1

Ord 1p

1,011,000 1,011,000 90,362,532 0.056% 4.979%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument Expiration Date Exercise/Conversion Number of voting % of voting rights

(xiii) Period/ Date (xiv) rights that may be

acquired if the

instrument is

exercised/

converted.

Total (A+B)

Number of voting rights % of voting rights

91,373,532 5.035%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Fund Managers Limited. Hermes Fund Managers Limited is the parent undertaking of:

1. Hermes Equity Ownership Services Limited (voting rights held in this issuer: 0.506%)

2. Hermes Investment Management Limited (voting rights held in this issuer: 0.056%)

3. Hermes Focus Asset Management Limited (voting rights held in this issuer: 4.473%)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder:

See comment in Section 13.

11. Number of voting rights proxy holder will cease to hold:

See comment in Section 13.

12. Date on which proxy holder will cease to hold voting rights:

See comment in Section 13

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in agreements for the provision of voting services to various underying clients for the purposes of DTR 5.2.1(h), which includes all the shares owned directly by BT Pension Scheme.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underying clients for the purposes of DTR 5.2.1(h).

Hermes Focus Asset Management Limited hold the voting rights as General Partner under a standing proxy contained in limited partnership agreements with various limited partnerships.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(e).

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

BT Pension Scheme Trustees Limited

Contact address (registered office for legal entities):

1 Portsoken Street, London, E1 8HZ

Phone number:

020 7702 0888

Other useful information (at least legal representative for legal persons):

BT Pension Scheme Trustees Limited is the parent undertaking of the group of companies subject to the notification obligation of indirect holders of voting rights for the purpose of DTR

5.2.1(h) and 5.2.1(e).

B: Identity of the notifier, if applicable (xvii)

Full name:

Hermes Administration Services Ltd as agent for BT Pensions Scheme Trustees Limited

Contact address:

1 Portsoken Street, London, E1 8HZ

Phone number:

020 7680 2177 / 0207 680 2125

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Hermes Administration Services Limited acts as the authorised administrative agent on behalf of BT Pension Scheme Trustees Limited.

Additional information:

Please contact Valerie Davidson or Margaret Moss at Hermes for further information on 020 7 680 2177 or 020 7268 2125.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a *direct shareholder* (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the *voting rights are* held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is

intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUSSARWBRWRAR

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	11,990,375*
BT Globenet Nominees Limited	19,135*
Chase GA Group Nominees Limited	31,073,636*
Chase Nominees Limited	3,145,695*
CUIM Nominees Limited	7,634,541*
Vidacos Nominees Limited	131,891*
BONY Londres IIS	942,803
Chase Nominees Limited	9,812,842
Credit Agricole Indosuez	192,100
DLI Sustainable Futures Fund	423,024
Vidacos Nominees Limited	25,113,793
	*denotes a direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

08 August 2008

6. Date on which issuer notified:

11 August 2008

7. Threshold(s) that is/are crossed or reached:

5% to <5% Change at combined interest level

8. Notified details: Nil

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE GB00B082RF11	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares 1p	93,622,113	93,622,113

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE GB00B082RF11	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares 1p	53,995,273	53,995,273	36,484,562	2.98%	2.01%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
90,479,835	4.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Please see Section 4 above.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Figures are based on a total number of voting rights of 1,814,831,011.

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Diane Thirkettle

Contact address (registered office for legal entities):

Phone number: 01603 687803

Other useful information

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number : 3730B
Rentokil Initial PLC
14 August 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	13,236,384*
BT Globenet Nominees Limited	19,135*
Chase GA Group Nominees Limited	29,894,525*
Chase Nominees Limited	3,145,695*
CUIM Nominees Limited	8,344,707*
Vidacos Nominees Limited	122,177*
BONY Londres IIS	942,803
Chase Nominees Limited	9,822,642
Credit Agricole Indosuez	192,100
DLI Sustainable Futures Fund	423,024
Vidacos Nominees Limited	25,113,793

*denotes a direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

13 August 2008

6. Date on which issuer notified:

14 August 2008

7. Threshold(s) that is/are crossed or reached:

<5% to 5% Change at combined interest level

8. Notified details: Nil

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE GB00B082RF11	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares 1p	90,479,835	90,479,835

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE GB00B082RF11	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares 1p	54,762,623	54,762,623	36,494,362	3.02%	2.01%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights% of voting rights

91,256,985 5.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Please see Section 4 above.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Figures are based on a total number of voting rights of 1,814,831,011.

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Neil Whitaker

Contact address (registered office for legal entities):

Phone number: 01603 684420

Other useful information

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who

is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example

once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RECEIVED
2008 SEP -9 A 8:24

RNS Number : 5134B

Rentokil Initial PLC

18 August 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

Orbis Holdings Limited (parent)

Orbis Investment Management Limited (investment manager and controlled undertaking)

Orbis Asset Management Limited (investment manager and controlled undertaking)

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Owner

Orbis Global Equity Fund Limited

Orbis MIS Orbis Global Equity Fund

Orbis Optimal SA Fund Limited

GA Fund - L Equity Deep Value World TP

Orbis Optimal Global Fund LP

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

13 August 2008

6. Date on which issuer notified:

13 August 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details: Nil

A: Voting rights attached to shares

Class/type of shares if Situation previous to the Triggering transaction (vi)

possible using the ISIN CODE

GB00B082RF11 Number of shares Number of voting Rights (viii)

Ordinary Shares 1p <3% N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if Number of shares Number of voting rights (ix) % of voting rights

possible using the ISIN CODE

GB00B082RF11 Direct Direct (x) Indirect (xi) Direct Indirect

Ordinary Shares 1p

56,278,825 - 56,278,825 - 3.10%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument Expiration Date Exercise/Conversion Number of voting % of voting rights

(xiii) Period/ Date (xiv) rights that may be

acquired if the

instrument is

exercised/

converted.

Total (A+B)

Number of voting rights % of voting rights

56,278,825 3.10%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Orbis Investment Management Limited

Orbis Global Equity Fund Limited - 2.65%

Orbis MIS Orbis Global Equity Fund

Orbis Optimal SA Fund Limited

GA Fund - L Equity Deep Value World TP

Orbis Asset Management Limited

Orbis Optimal Global Fund LP

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Hugh Gillespie

Contact address (registered office for legal entities):

Email: H.Gillespie@orbisfunds.com

Other useful information

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

HOLUWOKRWWRWARR

Rentokil Initial

Rentokil Initial PLC - Holding(s) in Company

RNS Number : 8382B
Rentokil Initial PLC
21 August 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Rentokil Initial plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: No

An event changing the breakdown of voting rights: No

Other (please specify) : No

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.) (iv):

Registered Holder:

BNY Norwich Union Nominees Limited	12,855,644*
BT Globenet Nominees Limited	19,135*
Chase GA Group Nominees Limited	24,757,095*
Chase Nominees Limited	3,200,766*
CUIM Nominees Limited	8,331,536*
Vidacos Nominees Limited	122,177*
BONY Londres IIS	942,803
Chase Nominees Limited	9,870,557
Credit Agricole Indosuez	192,100
DLI Sustainable Futures Fund	423,024
Vidacos Nominees Limited	25,335,505

*denotes a direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

20 August 2008

6. Date on which issuer notified:

21 August 2008

7. Threshold(s) that is/are crossed or reached:

5% to <5% Change at combined interest level

8. Notified details: Nil

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE GB00B082RF11	Situation previous to the Triggering transaction (vi) Number of shares	Number of voting Rights (viii)
Ordinary Shares 1p	91,256,985	91,256,985

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE GB00B082RF11	Number of shares Direct	Number of voting rights (ix) Direct (x)	Indirect (xi)	% of voting rights Direct	Indirect
Ordinary Shares 1p	49,286,353	49,286,353	36,763,989	2.72%	2.03%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights% of voting rights

86,050,342 4.75%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Please see Section 4 above.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Figures are based on a total number of voting rights of 1,814,831,011.

14. Contact name:

Paul Griffiths

15. Contact telephone number:

020 7592 2700

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Dianne Thirkettle

Contact address (registered office for legal entities):

Phone number: 01603 687803

Other useful information

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Additional information:

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity

who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the *controlled undertakings* through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

Rentokil Initial

Rentokil Initial PLC - Director/PDMR Shareholding

RNS Number : 2576C

Rentokil Initial PLC

28 August 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R (1).

(1) An issuer making a notification in respect of a transaction relating to

the shares or debentures of the issuer should complete boxes 1 to 16, 23

and 24.

(2) An issuer making a notification in respect of a derivative relating to

the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16,

23 and 24.

(3) An issuer making a notification in respect of options granted to a

director/person discharging managerial responsibilities should complete

boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument

relating to the shares of the issuer (other than a debenture) should

complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

RENTOKIL INITIAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH (i) and (ii)

3. Name of person discharging managerial responsibilities/director

ANDREW MACFARLANE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL HOLDING OF PERSON NAMED IN 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ANDREW MACFARLANE

8 State the nature of the transaction

ACQUISITION AND SALE OF PART TO SATISFY TAX LIABILITY

9. Number of shares, debentures or financial instruments relating to shares acquired

228,731

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0126%

11. Number of shares, debentures or financial instruments relating to shares disposed

93,780

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00517%

13. Price per share or value of transaction

Bought 228,731 at 72.5032p

Sold 93,780 at 72.4016p

14. Date and place of transaction

28 AUGUST 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

297,692 0.0164%

16. Date issuer informed of transaction

28 August 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

SALE OF 93,780 SHARES TO SATISFY TAX LIABILITY

24. Name of contact and telephone number for queries

PAUL GRIFFITHS 020 7592 2700

Name and signature of duly authorised officer of issuer responsible for making notification

PAUL GRIFFITHS

Date of notification

28 August 2008

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSBLGDIGDDGGII

Rentokil Initial PLC - Interim Results

Please click here for PDF version

RNS Number : 8523B

Rentokil Initial PLC

22 August 2008

22 August 2008

RENTOKIL INITIAL PLC (RTO)

INTERIM RESULTS FOR SIX MONTHS TO 30 JUNE 2008

Headline financials

* Q2 revenue up 3.1% to £567.0 million, H1 revenue up 4.8% to £1,120.6 million at CER* * Q2 adjusted operating profit and adjusted profit before tax down 52.7% at £33.9 million and down 53.0% at £24.7 million respectively at CER* * H1 adjusted operating profit and adjusted profit before tax down 50.2% at £62.6 million and down 55.3% at £39.3 million respectively at CER* * City Link business stabilising but Q2 adjusted operating loss of £12.5 million on revenue down 11.4%; H1 adjusted operating loss of £27.9 million on revenue down by 5.8% * H1 operating profit £41.7 million (2007: £102.8 million) * Interim dividend of 0.65p (2007: 2.13p) *CER: at constant 2007 full year average exchange rates

Operational developments

* Priorities identified

* Focus on customer service

* Focus on cash

* Develop a common operating framework

* Empower our branch networks to deliver within this framework

* Develop a cost savings agenda

* Progress to date

* H1 growth in contract portfolio despite tough market conditions

* Significant customer service improvement in problem businesses

* City Link continues to make operational improvements:

* Service levels now consistently above internal target of 98.5%

* Good progress on most aspects of seven point recovery plan

* But recovery will take time

* UK businesses slowed by more difficult economic conditions

* UK washrooms service levels improving as business rebuilds branch model, but significant

upgrading of capabilities required

* Textiles and Washrooms in continental Europe face strong inflationary pressures

* Integration of Campbell's and Pink acquisitions into Australia Pest and Washrooms needs further work

Alan Brown, Chief Executive Officer of Rentokil Initial plc, said:

'We have made a solid start with strong improvement in customer service over the past four months, but we are on a three to five-year journey to profit recovery. Our underlying strength is that we have generally attractive market positions and our great opportunity is that we have room for improvement almost everywhere.

'We have a lot to do and will have to deliver it in increasingly difficult economic circumstances. We need to develop a strong operating framework across our businesses, to empower our branch network within this framework, and to deliver our services much more efficiently.'

Financial Summary

£million Second Quarter Half Year

Q2 08 Q2 07 change H1 08 H1 07 change

Pro forma continuing operations1

At 2007 constant exchange rates2

Revenue 567.0 549.7 3.1% 1,120.6 1,068.8 4.8%

Operating profit before 32.2 70.7 (54.5%) 59.4 122.4 (51.5%)

amortisation & impairment of

intangibles3

Add back: one-off items 1.7 0.9 88.9% 3.2 3.2 -

Adjusted operating profit4 33.9 71.6 (52.7%) 62.6 125.6 (50.2%)

Share of profit from 0.4 0.6 (33.3%) 1.0 1.1 (9.1%)

associates (net of tax)

Interest (9.6) (19.6) 51.0% (24.3) (38.7) 37.2%

Adjusted profit before income 24.7 52.6 (53.0%) 39.3 88.0 (55.3%)

tax4

Continuing operations1

At actual exchange rates

Revenue 600.0 547.8 9.5% 1,178.1 1,063.1 10.8%

Operating profit before amortisation & impairment of 37.1 70.3 (47.2%) 68.2 121.1 (43.7%)

intangibles5

Amortisation of intangible assets6 and impairment (14.4) (9.7) (48.5%) (26.5) (18.3) (44.8%)

of goodwill

Operating profit 22.7 60.6 (62.5%) 41.7 102.8 (59.4%)

Share of profit from associates (net of tax) 0.5 0.6 (16.7%) 1.2 1.1 9.1%

Net interest payable (9.9) (19.5) 49.2% (24.6) (38.6) 36.3%

Profit before income tax 13.3 41.7 (68.1%) 18.3 65.3 (72.0%)

Free cash flow7 (16.4) 48.8 -

Basic earnings per share (continuing operations) 0.66p 2.88p (77.1%)

Dividend per share (proposed) 0.65p 2.13p (69.5%)

1All figures are for continuing operations and are unaudited.

2Results at constant exchange rates have been translated at the full year average exchange rates for the year ended 31 December 2007. £/$ average rates: H1 2008 1.9850; H1 2007 1.9767; FY 2007 2.0038. £/EUR average rates: H1 2008 1.2964; H1 2007 1.4809, FY 2007 1.4586.

3Before amortisation of intangible assets (other than computer software and development costs) of £23.5m (2007: £18.4m) and goodwill impairment charges of £1.5m (2007: nil).

4Before amortisation of intangible assets (other than computer software and development costs) of £23.5m (2007: £18.4m), goodwill impairment charges of £1.5m (2007: nil) and items of a one-off nature of £3.2m (2007: £3.2m). See appendix 4 for further details.

5Before amortisation of intangible assets (other than computer software and development costs) of £24.8m (2007: £18.3m) and goodwill impairment charges of £1.7m (2007: nil).

6Other than computer software and development costs.

7Cash flow before acquisitions, disposals, equity dividend payments and special pension contribution (see note 20).

For further information

Shareholder/analyst enquiries:

Andrew Macfarlane, Chief Financial Officer Rentokil Initial plc 020 7592 2700

Katharine Rycroft, Head of Investor Relations

Media enquiries:

Malcolm Padley, Head of Corporate Communications Rentokil Initial plc 07788 978 199

Kate Holgate / Tom Williams Brunswick Group 020 7404 5959

A presentation for analysts and shareholders will be held at 9.15am today in the Ground Floor Presentation Suite of UBS, 1 Finsbury Avenue, London, EC2. This will be available via a live audio webcast at www.rentokil-initial.com. A replay will be available for the foreseeable future.

This announcement contains statements that are, or may be, forward-looking regarding the group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

Performance

In all cases, references to operating profit are for continuing businesses before amortisation and impairment of intangible assets (other than computer software and development costs).. References to adjusted operating profit and adjusted profit before income tax also exclude items of a one-off nature, totalling a net cost of £3.2 million (2007: £3.2 million) that have impacted the results for the period. They relate to the group's restructuring programme and consist of consultancy, redundancy and reorganisation costs net of the profit on sale of certain properties. They have been separately identified as they are not considered to be 'business as usual' expenses and have a varying impact on different businesses and reporting periods. An analysis of these costs by division is provided in appendix 4. This commentary reflects the management divisional structure and not the statutory segmental information (see note 4c). All comparisons are at constant 2007 full year average exchange rates.

In 2008 certain shared service, IT and other costs that were treated as central costs in 2007 are being charged to the businesses that benefit from them. In the first half such costs totalled £3.7 million and have principally been recharged to Textiles and Washroom Services (£0.8 million), Pest Control (£1.3 million), and Facilities Services (£1.1 million). Comparative figures have not been restated.

First half overview

In the first half of 2008 the group increased revenue and grew its contract portfolio. However, as announced on 25 July 2008, group profitability is being adversely impacted by a number of factors largely within the group's own control, although the worsening economy and rising fuel and energy costs are proving unhelpful.

Our historic difficulty in implementing major change programmes continued to affect the performance of key businesses within the group. While City Link made good progress in improving service levels it remains significantly loss making and the problems associated with the restructuring of our Initial Washrooms business in the UK and the integration of our washrooms and pest control acquisitions in Australia continued throughout the second quarter.

In addition, trading has deteriorated in our Initial Textiles and Washrooms division during Q2. Although the bulk of these problems are due to serious operational issues in the UK, many of our large businesses in Europe are also facing a number of cost or growth challenges. We expect these trading conditions to continue for at least the remainder of the year.

Financial overview

Group revenue increased by 4.8% at constant exchange rates over the first half of last year with all divisions except City Link reporting higher revenue. The strongest revenue growth came from Pest Control, Asia Pacific and Facilities Services. Network revenue within City Link was 5.8% lower than H1 2007. Excluding the impact of acquisitions and disposals and absent City Link, organic revenue growth in the first six months was 1.9%.

During the half, the contract portfolio increased by £37.0 million. This comprised £96.0 million from new business and £29.4 million from net additions/reductions offset by terminations of £94.2 million and net acquisitions/disposals of £5.8 million. Net portfolio gain in Textiles and Washrooms of 4.4% annualised is attributed to both good levels of retention, currently up 0.5 percentage points at an annualised rate of 90.4% from H1 2007, and strong sales from Germany, France Washroom, France Hospital Services and the specialist Medical

Services activity, which more than offset poor performance in the UK. Despite challenging market conditions Facilities Services secured a number of new contracts within its cleaning portfolio, many of them service extensions from existing clients.

Group operating profit (before amortisation and impairment of intangible assets of £25.0 million) of £59.4 million at constant exchange rates was 51.5% lower than in 2007 and was adversely affected by City Link's loss of £29.4 million (2007: £21.4 million profit) in the period. Adjusted operating profit (before amortisation and impairment of intangible assets) of £62.6 million showed a decrease of 50.2% year on year. Adjusted profit before income tax (again, before amortisation and impairment of intangible assets) fell 55.3% to £39.3 million.

The group's revenue and profit at actual rates of exchange benefited from the weakness of Sterling compared to 2007 particularly against the Euro which strengthened 12% year on year. In the first half of 2008 approximately £370 million of revenue and £60 million of operating profit originated in Euros. The bulk of the benefit arose in the Textiles and Washrooms division. First half revenue growth at actual exchange rates was 10.8% (4.8% at constant rates) and the decline in adjusted operating profit was 42.5% (50.2% at constant rates). Statutory operating profit of £41.7 million was 59.4% lower than last year. The group's adjusted net margin was 5.6% in the first half versus 11.8% last year.

Board changes

On 20 March 2008 the Company announced the resignations of Doug Flynn as Chief Executive and Brian McGowan as Chairman, and the proposed appointments of John McAdam as Chairman, Alan Brown as Chief Executive and Andy Ransom as Executive Director, Corporate Development. Alan Brown joined the Company on 1 April 2008 and Andy Ransom joined on 1 May 2008. John McAdam was elected Chairman at the Annual General Meeting on 14 May 2008.

The board was strengthened further by the non-executive appointments of Richard Burrows and William Rucker, who joined the board in January and February this year. Richard is Governor of the Bank of Ireland and a non-executive director of Pernod Ricard in France. William Rucker is Chief Executive of Lazard & Co. in the UK.

Operational developments

Over the last few months management has identified a number of common operational issues across a number of our major businesses. They can be summarised as follows:

* Loss of focus on the customer and on customer service

* Insufficient and unclear accountability for the customer and for results

* Insufficient focus on operational excellence

* Lack of clear policy, process or systems framework within which to operate

* Consistent failure to execute major change or acquisition integration programmes

In order to address these issues, management is pursuing five operational priorities:

1. Focus on customer service:

After almost four months of driving the service agenda we are making progress but have still further to go in a number of businesses.

2. Focus on cash:

Accounts Receivable (AR) are at unacceptably high levels in a number of businesses due to a

series of operational and organisational problems. This is being addressed in the short-term by transferring responsibility for AR back to our branches.

3. Develop a framework of common policies, processes, KPIs and, where possible, information systems across our businesses:

This initiative is central to our operational excellence agenda.

4. Empower our branch network to deliver within this framework:

The group comprises almost 1000 branches/depots/service centres around the world, serving tens of thousands of customers. In a number of businesses accountability for results and service at branch level has been severely eroded through undue centralisation, almost always with adverse consequences. Accountability will be restored to our branches, but within a clearly defined operating framework.

5. Develop a cost savings agenda:

Our three main areas of focus are:

o Increasing productivity of our front-line colleagues, both service & sales

o Reducing administration costs

o Increasing productivity in our textiles business in continental Europe

Organisational developments

To support this operational agenda, on 1 July 2008, a number of organisational changes were implemented. Highlights are as follows:

* All the UK cleaning businesses including UK Washrooms (but excluding Medical Services) were brought under one leadership team;

* A dedicated leadership team was established for Pest Control worldwide, though operational responsibility for all Asia Pacific businesses will remain with a dedicated APAC team based in Singapore; and

* A dedicated leadership team was established for Textiles and Washrooms in continental Europe.

This reorganisation will alter the way in which we report segmental revenues and profits of the businesses. We intend to reflect these changes when we adopt IRFS 8 ('Operating Segments') with effect from 1 January 2009. Further details will be given later this year.

Three-year operational plan

As the Company has stated since the appointment of its new leadership team earlier this year, its primary focus is on delivering an operational agenda constructed around the two key elements of customer service and operational excellence. The actions outlined above are consistent with this operational agenda and will form the core of the three-year operational plan which is currently being assembled.

Dividend

Our revised policy is that, provided the cash resources are available, we target dividends to be covered 2.2 - 2.5x by profits after tax, before amortisation and restructuring charges. This will continue until such time as the business has been stabilised. We will review the dividend policy again at that point. Until then there may be some volatility in the dividend payment,

but this policy will ensure that the dividend remains affordable. We would expect to pay around one third of the dividend at the interims and the remaining two thirds as a final dividend. The board has declared an interim dividend of 0.65 pence per share payable on 17 October 2008 to shareholders on the register at 12 September 2008.

Outlook

Our guidance for the full year 2008 remains unchanged from that given in the trading update on 25 July 2008. To reiterate, while the City Link business is stabilising, we believe it prudent to assume that the current run rate of losses will continue for the remainder of the year. In Textiles and Washroom Services, it is unlikely that profitability will improve this year in the UK business and we remain cautious about trading conditions across our continental European operations.

In Pest Control, while our European businesses perform well, our businesses in the UK and US are seeing some signs of slow-down. In Asia Pacific our Asian operations are performing solidly but overall performance is being undermined by our operations in Australia. Recovery in these businesses is unlikely before next year. Initial Facilities Services continues to perform solidly but is operating in an increasingly difficult and competitive environment. The outlook for Ambius is dependent on performance during the US holiday season.

Looking forward to 2009 the bulk of any profit improvement is likely to come from City Link. Performance improvements in the other divisions are likely to be offset, at least in part, by higher interest costs which we will incur from refinancing our maturing debt at current interest rates. We are currently undertaking a detailed three-year planning exercise based around an operational excellence agenda. It is not yet clear what further investment or restructuring expenditure this may require in 2009.

DIVISIONAL PERFORMANCE

Initial Textiles and Washroom Services

£ million Second Quarter Half Year

Q2 08 Q2 07 change HY 08 HY 07 change

At 2007 constant exchange

rates:

Portfolio - net movement 3.6 (3.6) 12.8 (2.4)

(appendix 1)

Revenue 152.7 151.5 0.8% 304.2 301.9 0.8%

Operating profit2 (before 20.2 29.4 (31.3%) 44.8 53.6 (16.4%)

amortisation of intangible

assets1)

One-off items - (1.1) - - (0.1) -

Adjusted operating profit2 20.2 28.3 (28.6%) 44.8 53.5 (16.3%)

(before one-off items and

amortisation of intangible

assets1)

At actual exchange rates:

Adjusted operating profit2 23.2 28.1 (17.4%) 50.3 52.8 (4.7%)

(before one-off items and

amortisation of intangible

assets1)

1 Other than computer software and development costs

2 After charging additional central costs of £0.8 million in 2008

As announced in our trading statement on 25 July 2008, trading has deteriorated in our Textiles and Washrooms division during Q2. Although the bulk of these problems are due to serious operational issues in the UK, many of our larger businesses in Europe are also facing a number of cost or growth challenges and we expect these problems to continue for at least the remainder of the year.

First half revenue for the division was up 0.8%, held back by the disposal of the UK Wipers business and German Hospital Services business in the second half of last year and poor trading in the UK. The division showed an organic decline of 0.4% in Q2 and 0.7% for the first half. Excluding Wipers and German Hospital Services, the division grew revenue by 2.9%. Growth in continental Europe was 3.6% but was offset by a decline of 16.6% in the UK. Adjusted operating profit of £44.8 million was down 16.3% on 2007.

In continental Europe higher service expenses in the French and Belgian textiles operations relating to rising labour costs, a back-dated property tax assessment and in particular energy costs have impacted financial performance. In the Netherlands, although retention has remained strong in an increasingly tough pricing environment, the level of new sales has been disappointing. In Spain linen volumes are down principally as a result of factors affecting our hotel and leisure customers. These businesses represent approximately 80% of our European profit in this division. While profits from these operations grew in Q1, they declined in Q2 versus prior year and we are cautious about the outlook for the remainder of the year.

As also announced in July the profitability of our UK Washroom business deteriorated in the quarter. Customer retention rates remain an issue as we seek to recover from a long period of disrupted service. As a result, revenue has fallen by 9.2% year-on-year and customer receivables and associated provisions have increased sharply, as have service credits. This has resulted in a small loss being incurred in the quarter by UK Washrooms. A new Managing Director has been appointed, who now reports to the UK Facilities Services division, with a brief to focus immediately on restoring customer service and reducing accounts receivable to acceptable levels. It is unlikely that profitability will improve in 2008.

For the division as a whole net portfolio gain for the first half was good with growth of 4.4% annualised. This can be attributed to both good levels of retention, currently up 0.5 percentage points at 90.4% from H1 2007, and strong sales from Germany, France Washroom, France Hospital Services and the specialist Medical Services activity. Retention rates in continental Europe continue to strengthen as actions implemented in 2007, most notably in Benelux, Germany and France, bear fruit.

Rentokil Pest Control

£ million Second Quarter Half Year

Q2 08 Q2 07 change HY 08 HY 07 change

At 2007 constant exchange rates:

Portfolio - net movement 4.6 2.6 8.1 6.8

(appendix 1)

Revenue 87.8 77.2 13.7% 164.5 143.0 15.0%

Operating profit2 (before 17.8 17.5 1.7% 29.2 27.7 5.4%

amortisation of intangible

assets1)

One-off items - 0.2 - - 0.6 -

Adjusted operating profit2 17.8 17.7 0.6% 29.2 28.3 3.2%

(before one-off items and

amortisation of intangible

assets1)

At actual exchange rates:

Adjusted operating profit2 19.3 17.7 9.0% 31.6 28.1 12.5%

(before one-off items and

amortisation of intangible

assets1)

1 Other than computer software and development costs

2 After charging additional central costs of £1.3 million in 2008

The Pest Control division performed broadly in line with plan over both the first half and the quarter. First half revenue grew by 15.0% and adjusted operating profit increased by 3.2%, held back by the recharge this year of an additional £1.3 million of central costs. H1 organic revenue growth was 5.1% but only 3.9% in Q2, largely due to adverse revenue movement in the UK and the slowing US economy impacting our North American business. Excluding the UK, organic revenue growth was 6.1% in the second quarter compared with 5.3% for Q1. Our acquisitions in North America and Spain continue to perform in line with our expectations.

Across continental Europe profit grew 7.6% on revenue up 15.3% (7.4% organic). Reported profit was held back in the quarter by a £0.6 million provision taken by our business in Ireland to fund the disposal of ageing cylinders of unstable fumigation gas. The region saw strong organic growth continue with particularly good performances in Germany, the Netherlands, Spain and across the Nordic region.

The UK had a poor second quarter with revenue declining by 4.0% on prior year and profit declining by £1.9 million; revenue growth was 14.5% in the first quarter. This decline is largely attributable to the issue of credits to customers relating to poor service quality during the restructuring in 2007 with a subsequent impact on both revenue and profit. These issues have been crystallised through a drive to improve the ageing of customer receivables and our focus on operational excellence.

Service in our UK business has significantly improved on prior years and is currently at 95.4% (2007: 83.3%); meaning that only 4.6% of routine service visits are overdue. This is the best level recorded in the recent history of the business. Demand has however weakened in recent weeks with revenues in June and July were below last year; enquiries were also significantly lower. It remains unclear the degree to which this slow down is related to poor weather conditions for pest control and/or to the weakening UK economy but we may not achieve year-on-year revenue growth in the second half. Our twin focus for the short-term is to reduce receivables by improving customer query resolution and cash collection and return the business to profit growth.

North America grew revenue by 24.6% in H1 and includes the contribution from Presto-X, acquired in August 2007. Organic growth slowed in the quarter to 3.6% and the rate of contract terminations has increased, which we believe reflects conditions in the US economy. We advised at the end of Q1 on the business's forced exit from Copesan which we expect will reduce 2008 revenue by an estimated £3 million. Our exit agreement was completed during the quarter in which we recognised a £0.7 million credit relating primarily to compensation for the loss of customers we contributed to Copesan. A strong first half profit performance was underpinned by the progress made in the past year to improve J C Ehrlich's off-season productivity.

Ambius

£ million Second Quarter Half Year

Q2 08 Q2 07 change HY 08 HY 07 change

At 2007 constant exchange

rates:

Portfolio - net movement 0.5 0.1 2.6 0.6

(appendix 1)

Revenue 25.8 25.1 2.8% 51.4 49.4 4.0%

Operating profit (before 1.3 2.1 (38.1%) 2.2 2.5 (12.0%)

amortisation of intangible

assets1)

One-off items - - - -

Adjusted operating profit 1.3 2.1 (38.1%) 2.2 2.5 (12.0%)

(before one-off items and

amortisation of intangible

assets1)

At actual exchange rates:

Adjusted operating profit 1.5 2.1 (28.6%) 2.5 2.5 -

(before one-off items and

amortisation of intangible

assets1)

1 Other than computer software and development costs

Ambius, our tropical plants division, delivered a solid performance from its European businesses during Q2 but is suffering in North America from increasing terminations and poor new business, influenced somewhat by the poor US economy. First half revenue increased 4.0% year-on-year, of which 1.4% was organic. Organic growth was flat in Q2. This result was a combination of portfolio growth and job revenues up 4.6%. First half adjusted operating profit showed a 12.0% decline on 2007, where profit included a property disposal in the UK. Excluding this factor, underlying profit increased by £0.3 million year-on-year.

Europe has continued to perform well during the period. Organic portfolio growth was 4.8% annualised and job revenues were up 8.6%. The UK business shows improvements in customer retention year-on-year, and revenue growth of 1.9%. Profit comparisons were affected by the property disposal previously mentioned.

We continue to be cautious about revenue and profit growth in North America as the economic downturn continues to show signs of softening portfolio and job sales growth across the region. The outlook for the year will be dependent on the business's performance during the US holiday season.

Sales in new brand extension services, including ambient scenting and fresh fruit delivery, accounted for 6.9% of portfolio sales in H1 and we continue to aim to offset any downturn in core trading with service extensions.

City Link

£ million Second Quarter Half Year

Q2 08 Q2 07 change HY 08 HY 07 change

At 2007 constant exchange

rates:

Revenue 96.1 108.5 (11.4%) 191.3 203.0 (5.8%)

Operating (loss)/profit (12.5) 12.1 - (29.4) 21.4 -

(before amortisation of

intangible assets1)

One-off items - 1.8 - 1.5 2.7 -

Adjusted operating (12.5) 13.9 - (27.9) 24.1 -

(loss)/profit (before one-off

items and amortisation of

intangible assets1)

At actual exchange rates:

Adjusted operating (12.5) 13.9 - (27.9) 24.1 -

(loss)/profit (before one-off

items and amortisation of

intangible assets1)

1 Other than computer software and development costs

At City Link implementation of the seven-point recovery plan has had a positive impact on service performance. Customer relationships have improved, attrition has slowed and overall service levels have been restored to a very high level - now consistently above our internal target of 98.5%. However, despite the service improvement, the revenue trend has weakened as the quarter progressed, which we believe to be the result of generally weakening demand.

First half statutory revenue of £191.3 million declined year-on-year by 5.8%. The business delivered a first half adjusted operating loss of £27.9 million. Network revenue, which includes the turnover of those franchisees we had not acquired last year, and which therefore gives a more consistent view of revenue, declined by 8.8%. Some £29.0 million of this network revenue decline in H1 can be attributed to the in-year effect of customers lost in 2007. The new sales team put in place at the beginning of the year has continued to make good progress, with new business wins now marginally ahead of business lost, in contrast to 2007. Net uptrading from existing customers during Q2 generated some £10 million of net in-year revenue, although this was slightly stronger in Q1. This is a marked difference from Q4 2007 where customers were net downtrading. The current new business pipeline continues to improve. Some excellent new major accounts have already been secured and these are trading in line with expectations.

Average revenue per consignment (RPC) was £8.13, a decline of 2.3% year-on-year. Whilst this decline remains in line with historic experience, it has benefited from favourable product mix changes. Revenue from City Link's small domestic post business rose by £3.8 million to £4.7 million. Excluding this effect, the average RPC was down 4.2% year-on-year (against a typical yearly decline of between 2.0% to 3.0%). This slightly larger fall in RPC is due to a combination of factors; changes to individual customer product mix, service credits issued primarily in Q1,and underlying customer mix. Overall RPC levels continue to trade broadly in line with budget expectations.

Volumes in both the B2B and B2C sectors weakened further in June, falling 9% in the month. Until the end of May, volumes had been trending down some 6% to 7% year-on-year. June's performance was not due to customer losses but appears to be indicative of weakening demand which we believe can be attributed to the UK economy. July and August have shown a similar trend to June.

A new management incentive programme has been introduced throughout the business based on successful execution of City Link's seven-point recovery plan. The plan is focused on customer service, improved productivity and cash collection. Significant progress has already been made on cash collection, aided by improved reporting procedures and improved network service levels. Progress has also been made in rolling out new state of the art handheld scanners for drivers which will improve further customer service levels and productivity. In addition, having already made progress in improving performance for, and relationships with, larger customers a 'customer win back' programme will be rolled out to target specific profitable lost business.

During the first half City Link's new management team has been predominantly focused on service. Its focus for the second half will be on addressing the cost base of the business. We have now identified substantial cost saving opportunities, which will be implemented during the rest of the year, that should show results within 12 to 18 months, although with limited impact on 2008 results.

City Link will continue to drive a successful execution of its seven-point recovery plan. This involves moving customer service closer to the customer; developing reliable and integrated

information systems; improving financial control systems and reporting; optimising hub and depot networks; developing organisational people capability and capitalising on growth opportunity initiatives.

City Link's trading outlook for H2 remains unclear and will be largely dependent on volumes during Q3 and the peak Christmas trading period in Q4, historically the business's busiest period. Cost action plans will also produce a small positive effect. However, it is prudent to assume that the current run-rate of losses will continue for the remainder of the year.

Initial Facilities Services

£ million Second Quarter Half Year

Q2 08 Q2 07 change HY 08 HY 07 change

At 2007 constant exchange rates:

Portfolio - net movement 0.5 4.4 5.7 4.8

(appendix 1)

Revenue 151.3 141.4 7.0% 304.5 284.6 7.0%

Operating profit2 (before 8.5 8.8 (3.4%) 17.1 18.6 (8.1%)

amortisation and impairment of

intangible assets1)

One-off items 0.6 - - 0.6 - -

Adjusted operating profit2 9.1 8.8 3.4% 17.7 18.6 (4.8%)

(before one-off items and

amortisation and impairment of

intangible assets1)

At actual exchange rates:

Adjusted operating profit2 9.3 8.8 5.7% 18.0 18.6 (3.2%)

(before one-off items and

amortisation and impairment of

intangible assets1)

1 Other than computer software and development costs

2After charging additional central costs of £1.1 million in 2008

Revenue from Initial Facilities Services increased 7.0% primarily driven by increased contract turnover from the acquisition of Lancaster Office Cleaning Company Ltd in July 2007. Organically, the division declined by 1.6% in H1 and 1.2% in Q2. Adjusted operating profit declined 4.8% year-on-year principally as a result of the re-allocation of central charges (£1.1 million) and asset write-offs in Spain where the back office of the division's cleaning business is being reorganised (£0.5 million).

In UK Cleaning market conditions remain tough particularly in the retail sector. First half revenue (excluding Lancaster) was £9.1 million lower, reflecting contract losses in the second half of last year. Initiatives to streamline the cost base and improve client retention are progressing well. Lancaster is also performing solidly. A number of new contracts have been secured, many based on existing clients in the Cleaning portfolio, leading to synergy benefits. The rate of contract re-tenders remains high and, although we have been quite successful to date, there is evidence of price discounting in the market. We have been given notice of £19 million worth of contract terminations which will take effect in H2 and will impact primarily on 2009. Given the economic background, there is an increased risk of further client losses in H2 which, again, will impact 2009. The new business pipeline remains good, although slower to convert than last year.

In Catering first half revenues have declined as a result of exiting unprofitable contracts during 2007 although profits have improved. Food cost increases remain a cause for concern, but procurement initiatives are helping to mitigate their impact on profit.

In Hospitals revenue increased by 7.6% and profit by 5.1%, helped by price and productivity improvements.

Rentokil Initial Asia Pacific

£ million Second Quarter Half Year

Q2 08 Q2 07 change HY 08 HY 07 change

At 2007 constant exchange

rates:

Portfolio - net movement 3.6 12.6 6.1 16.4

(appendix 1)

Revenue 46.1 39.4 17.0% 90.4 73.8 22.5%

Operating profit (before 3.7 8.4 (56.0%) 9.7 14.3 (32.2%)

amortisation of intangible

assets1)

One-off items 1.1 - - 1.1 - -

Adjusted operating profit 4.8 8.4 (42.9%) 10.8 14.3 (24.5%)

(before one-off items and

amortisation of intangible

assets1)

At actual exchange rates:

Adjusted operating profit 5.0 8.3 (39.8%) 11.5 14.0 (17.9%)

(before one-off items and

amortisation of intangible

assets1)

1 Other than computer software and development costs

Revenue in Asia Pacific increased by 22.5% in the first half of the year, of which 0.5% was organic (Q2: 0.8%), held back by the poor performance from Australia. However, profit was significantly lower than last year in both Q2 and the first half. In our Asian markets profit was ahead in all territories but the performance of the division has been seriously undermined by operational issues in Australia. Problems within our washrooms business following the acquisition of Pink remain as indicated in our statement of 25 July. The Campbell's residential pest acquisition is also not performing well. A plan to improve the performance of our combined residential and commercial pest businesses is being piloted at present and, if successful, should lead to performance improvement in 2009.

In the Australian washrooms business sales in H1 were behind plan and contract terminations higher than expected. Service levels and operational efficiency declined and staff turnover rose to unacceptably high levels. An initial assessment of the issues undertaken by the new management team reveals parallels with problems experienced within City Link and the UK washrooms business. In essence, too much was taken on too quickly resulting in a loss of focus and control. The removal of resource from local branches, the creation of super branches and introduction of a more centralised approach to customer account management and credit control has forced the business to look inward, shifting its focus away from the basics of service delivery.

Key elements to the recovery programme will involve: restoring state and quality of service; improving account maintenance (contract, invoicing, account reconciliation, collection); improving account management; and establishing operating systems that enable information to be shared across the branch network reliably and securely.

Our pest control strategy in Australia is to develop a residential pest control business alongside our existing commercial market, utilising our brand strength and global expertise. Campbell Bros., our residential business, is job-based (i.e. non-contract) with an inflexible cost base and a lack of revenue (due in part to unseasonably wet weather impacting on sales) is adversely impacting profit. It is proving difficult to integrate both businesses successfully. For example, under utilised residential technicians cannot be easily transferred across to commercial activities because of sector inexperience and mismatched skill sets.

We have begun to implement a recovery plan which involves the implementation of a new operational structure focused on five major cities. A new branch structure is being created following a successful trial in Melbourne which will result in fewer locations, reduced administrative personnel and increased service productivity. Technicians are being encouraged to take leave in non-peak periods and, in an attempt to tighten costs, a fuel surcharge is being implemented and materials are now being sourced from a single supplier. New service initiatives are being introduced to reduce the proportion of reactive revenue and minimise seasonality, weather and economic impacts.

Outside Australia adjusted profit grew by 21.8% on revenue up 37.3%. Rentokil Pest Control continues to demonstrate strong revenue and profit growth in New Zealand, Malaysia, Singapore, Indonesia, Thailand and China, boosted by the Hong Kong government pest control contract which commenced on 1 April 2007. Rentokil Taiming (China) continues to deliver an excellent performance. Initial Textiles & Washroom in Asia has begun the year ahead of 2007, achieving double digit growth in revenue and profit in Hong Kong, Singapore and the Philippines.

Other (South Africa)

£ million Second Quarter Half Year

Q2 08 Q2 07 change HY 08 HY 07 change

At 2007 constant exchange rates:

Portfolio - net movement 0.1 0.5 1.7 1.6

(appendix 1)

Revenue 7.2 6.6 9.1% 14.3 13.1 9.2%

Operating profit (before 2.2 2.5 (12.0%) 4.9 4.8 2.1%

amortisation of intangible

assets1)

One-off items - - - - - -

Adjusted operating profit 2.2 2.5 (12.0%) 4.9 4.8 2.1%

(before one-off items and

amortisation of intangible

assets1)

At actual exchange rates:

Adjusted operating profit 2.1 2.5 (16.0%) 4.6 4.8 (4.2%)

(before one-off items and

amortisation of intangible

assets1)

1 Other than computer software and development costs

Other businesses comprise the group's activities in South Africa, principally washroom services, pest control and plants. Overall, H1 adjusted operating profit rose 2.1% on revenue up 9.2%, of which 9.2% was organic (Q2: 7.6%) .

Central costs

£ million Second Quarter Half Year

Q2 08 Q2 07 change HY 08 HY 07 change

At 2007 constant exchange

rates:

Central costs (before and (9.0) (10.1) 10.9% (19.1) (20.5) 6.8%

after one-off items)

At actual exchange rates:

Central costs before one-off (9.0) (10.2) 11.8% (19.1) (20.6) 7.3%

items

Central costs were £1.4 million lower than the prior year. This is the net effect of two main factors. Costs were reduced by £3.7 million due to the recharge in 2008 of certain IT, shared service and other expenses that were borne centrally in 2007. This benefit was offset by the severance costs (net of provision releases for forfeited long-term incentives) associated with the recent changes in the group's leadership and a higher than normal level of professional fees.

Interest

Net interest payable of £24.6 million was £14.0 million lower than 2007. Lower average net debt, mainly as a result of the disposal proceeds from the sale of Electronic Security last year, accounted for £8.4 million of the reduction. A further £3.4 million year-on-year benefit came from IAS 19 net pension interest and £2.8 million from mark to market related credits. These were partially offset by rate increases of £0.6 million.

Tax

The blended headline rate for the 2008 half year was 30.1% (2007: 30.2%). This represents the weighted headline tax rates appropriate to the countries in which the group operates. The income statement tax charge for the 2008 half year was 27.9% of profit before tax from continuing operations, compared with 18.4% for the first half of 2007. The 2007 first half tax charge was reduced by the release of £5.4 million of provisions no longer required. The blended headline rate for the full year 2008 is expected to be approximately 31% and the full year effective rate is likely to be in the range of 29% to 33%.

Net debt and cash flow

Operating cash flow was £38.3 million compared with £79.0 million last year. EBITDA was £54.9 million lower at £158.5 million due to lower operating profit in the current year and the absence of profit from the Electronic Security division which was sold in H2 2007. Higher net capex, from lower sales of fixed assets, was offset by a lower outflow of working capital than last year. Tax and interest payments (including finance lease interest) were £24.5 million higher than last year, primarily due to the different phasing of interest payments (in particular the annual payment of interest on the EUR500 million bond in March 2007). Free cash was therefore an outflow of £16.4 million (Q1 outflow was £29.6 million) compared with an inflow of £48.8 million in the first half of 2007.

Acquisitions and disposals consumed a further £30.7 million, dividend payments amounted to £94.9 million and fair value and foreign exchange losses of £10.2 million produced a total cash outflow of £152.2 million to leave net debt at £1,099.3 million.

On 25 July 2008, following the Company's trading statement, Standard and Poor's downgraded Rentokil Initial's credit rating from 'BBB: Negative Outlook' to 'BBB-: Stable Outlook'.

Pensions

Following the sale of the UK Electronic Security business in July 2007, £50 million was placed into escrow for the benefit of the UK defined benefit pension scheme. This money was released from escrow into the scheme in January 2008. The actuarial valuation of the UK defined benefit scheme as at 31 March 2007 was agreed in July 2008 and showed a deficit of £80.4 million. Following the release of the £50 million from escrow into the pension scheme, a further amount of £33.3 million was placed in escrow in July 2008 to address the remainder of the deficit as at 31 March 2007. At 30 June 2008 the UK defined benefit scheme had an IAS 19 surplus of £84.8 million. The scheme actuary will conduct an informal valuation as at 30 September 2008. To the extent that it reveals a deficit, the corresponding amount (up to the maximum of the funds in escrow) will be released into the pension scheme by 31 January 2009. Any funds not paid into the scheme will remain in escrow until the next formal valuation. They will then be used to address any deficit in the scheme at that time, with any

surplus funds being returned to the Company.

Bank facilities

The group has two principal bank facilities - a £500 million revolving credit facility which matures in October 2012 and a £252 million facility which expires in February 2009, extendable for a further year at the group's option. The group has two debt capital markets instruments maturing in the second half of 2008. A EUR100 million note matured in July 2008 and was repaid from bank facilities. A £250 million bond will mature in November 2008. If this maturity is not pre-financed from other sources, the bond will be repaid from bank facilities. There is adequate headroom for this purpose.

The group's bank facilities contain a single financial covenant based on the ratio of EBITDA to net interest (after making the adjustments required by the facility documentation). The group has significant headroom within this covenant for 2008. Looking ahead to 2009 if EBITDA next year is at the same level as our forecast for 2008 (implying no recovery in profits) and if interest charges increase as a result of financing activities, then the group would still have more than £50 million EBITDA headroom within its covenants.

Principal risks and uncertainties

The group has set out in its 2007 Annual Report a number of business and financial risks which could impact the performance of the group. Rentokil Initial applies a system of risk management to identify risks and monitor actions to mitigate them.

Our principal risks are: performance, organisational change, retention of management team, integration of acquisitions, competition, fraud, regulatory, technology and external factors such as changing economic conditions.

For the remainder of the year the main area of potential risk and uncertainty centres on the performance of City Link and our UK washrooms business, and resolving the challenges in our Australian washrooms and residential pest control businesses. Further details of the group risks and risk management process can be found on pages 5 and 6, 41 to 43 and page 57 of the 2007 Annual Report.

Related parties

Related party disclosures are given in note 22 of the interim financial statements.

Appendix 1

ANNUAL CONTRACT PORTFOLIO - CONTINUING BUSINESSES

3 months to 30 June 2008

Net

£m at constant 2007 New Acquisitions/ 30.6.08 at

1.4.08 Additions/ Disposals actual

exchange rates Busin exchange

ess Terminations Reductions 30.6.08

Textiles & Washroom Services 587.5 15.4 (14.3) 2.9 (0.4) 591.1 656.9

Pest Control 244.9 10.5 (9.3) 2.4 1.0 249.5 264.8

Ambius 88.5 1.8 (2.7) 0.9 0.5 89.0 93.3

Facilities Services* 467.2 14.8 (16.2) 1.9 - 467.7 475.8

Asia Pacific** 135.3 5.3 (3.7) 1.7 0.3 138.9 149.3

Other 27.3 1.0 (1.3) 0.4 - 27.4 25.6

TOTAL 1,550.7 48.8 (47.5) 10.2 1.4 1,563.6 1,665.7

6 months to 30 June 2008

Net 30.6.08 at actual

£m at constant 2007 New Additio Acquisitions/ exchange

exchange rates Busin ns/ Disposals

1.1.08 ess Terminations Reducti 30.6.08

ons

Textiles & Washroom Services 578.3 31.0 (27.8) 10.3 (0.7) 591.1 656.9

Pest Control 241.4 20.6 (21.9) 5.2 4.2 249.5 264.8

Ambius 86.4 3.5 (5.1) 2.2 2.0 89.0 93.3

Facilities Services* 462.0 28.7 (29.6) 6.9 (0.3) 467.7 475.8

Asia Pacific 132.8 10.4 (7.6) 2.7 0.6 138.9 149.3

Other** 25.7 1.8 (2.2) 2.1 - 27.4 25.6

TOTAL 1,526.6 96.0 (94.2) 29.4 5.8 1,563.6 1,665.7

Notes

Contract portfolio definition: Customer contracts are usually either 'fixed price', 'as-used' (based on volume) or mixed contracts. Contract portfolio is the measure of the annualised value of these customer contracts.

Contract portfolio valuation: The contract portfolio value is typically recorded as the annual value from the customer contract. However, in some cases - especially 'as-used' (based on volume) and mixed contracts - estimates are required in order to derive the contract portfolio value. The key points in respect of valuation are:

'As-used' contracts: These are more typical in Textiles and Washroom Services, where elements of the contract are often variable and based on usage. Valuation is based on historic data (where available) or forecast values.

Income annualisation: In some instances, where for example the underlying contract systems cannot value portfolio or there is a significant 'as-used' element, the portfolio valuation is calculated using an invoice annualisation method.

Inter-company: The contract portfolio figures include an element of inter-company revenue.

Job work and extras: Many of the contracts within the contract portfolio include ad hoc and/or repeat job work and extras. These values are excluded from the contract portfolio.

Rebates: The contract portfolio value is gross of customer rebates. These are considered as a normal part of trading and are therefore not removed from the portfolio valuation.

New business: Represents new contractual arrangements in the period, which can either be new contracts with an existing customer or with a new customer.

Terminations: Represent the cessation of either a specific existing customer contract or the complete cessation of business with a customer, in the period.

Net additions/reductions: Represents net change to the value of existing customer contracts in the period as a result of changes (either up or down) in volume and/or pricing.

Acquisitions: Represents the valuation of customer contracts obtained from acquisitions made in the period.

Appendix 2

Divisional Analysis (at constant exchange rates)

(based upon the way businesses are managed)

3 months to 3 months to 6 months to 6 months to

30 June 30 June 30 June 30 June

2008 2007 2008 2007

(at 2007 constant exchange £m £m £m £m

rates)

(unaudited) (unaudited) (unaudited) (unaudited)

Business Analysis

Revenue

Textiles & Washroom Services 152.7 151.5 304.2 301.9

Pest Control 87.8 77.2 164.5 143.0

Ambius 25.8 25.1 51.4 49.4

City Link 96.1 108.5 191.3 203.0

Facilities Services 151.3 141.4 304.5 284.6

Asia Pacific 46.1 39.4 90.4 73.8

Other 7.2 6.6 14.3 13.1

Continuing operations at 2007

constant exchange rates 567.0 549.7 1,120.6 1,068.8

Exchange 33.0 (1.9) 57.5 (5.7)

Continuing operations at 600.0 547.8 1,178.1 1,063.1

actual exchange rates

Operating profit*

Textiles & Washroom Services 20.2 29.4 44.8 53.6

Pest Control 17.8 17.5 29.2 27.7

Ambius 1.3 2.1 2.2 2.5

City Link (12.5) 12.1 (29.4) 21.4

Facilities Services 8.5 8.8 17.1 18.6

Asia Pacific 3.7 8.4 9.7 14.3

Other 2.2 2.5 4.9 4.8

Central costs (9.0) (10.1) (19.1) (20.5)

Continuing operations at 2007

constant exchange rates 32.2 70.7 59.4 122.4

Exchange 4.9 (0.4) 8.8 (1.3)

Continuing operations at 37.1 70.3 68.2 121.1

actual exchange rates

Adjusted operating profit**

Textiles & Washroom Services 20.2 28.3 44.8 53.5

Pest Control 17.8 17.7 29.2 28.3

Ambius 1.3 2.1 2.2 2.5

City Link (12.5) 13.9 (27.9) 24.1

Facilities Services 9.1 8.8 17.7 18.6

Asia Pacific 4.8 8.4 10.8 14.3

Other 2.2 2.5 4.9 4.8

Central costs (9.0) (10.1) (19.1) (20.5)

Continuing operations at 2007

constant exchange rates 33.9 71.6 62.6 125.6

Exchange 5.0 (0.4) 8.9 (1.3)

Continuing operations at 38.9 71.2 71.5 124.3

actual exchange rates

* Before amortisation of intangible assets other than computer software and development costs and impairment of goodwill.

** Before amortisation of intangible assets other than computer software and development

costs, impairment of goodwill and items of a one-off nature (see appendix 4 for further details).

Appendix 3

Divisional Analysis (at actual exchange rates)

(based upon the way businesses are managed)

3 months to 3 months to 6 months to 6 months to

30 June 30 June 30 June 30 June

2008 2007 2008 2007

(at actual exchange rates) £m £m £m £m

(unaudited) (unaudited) (unaudited) (unaudited)

Business Analysis

Revenue

Textiles & Washroom Services 172.2 150.0 338.2 298.0

Pest Control 93.4 77.0 174.0 142.5

Ambius 27.2 25.1 53.9 49.5

City Link 96.1 108.5 191.3 203.0

Facilities Services 154.4 141.2 310.0 283.9

Asia Pacific 50.1 39.4 97.4 73.1

Other 6.6 6.6 13.3 13.1

Continuing operations at 600.0 547.8 1,178.1 1,063.1

actual exchange rates

Operating profit*

Textiles & Washroom Services 23.2 29.2 50.3 52.9

Pest Control 19.3 17.5 31.6 27.5

Ambius 1.5 2.1 2.5 2.5

City Link (12.5) 12.1 (29.4) 21.4

Facilities Services 8.7 8.8 17.4 18.6

Asia Pacific 3.8 8.3 10.3 14.0

Other 2.1 2.5 4.6 4.8

Central costs (9.0) (10.2) (19.1) (20.6)

Continuing operations at 37.1 70.3 68.2 121.1

actual exchange rates

Adjusted operating profit**

Textiles & Washroom Services 23.2 28.1 50.3 52.8

Pest Control 19.3 17.7 31.6 28.1

Ambius 1.5 2.1 2.5 2.5

City Link (12.5) 13.9 (27.9) 24.1

Facilities Services 9.3 8.8 18.0 18.6

Asia Pacific 5.0 8.3 11.5 14.0

Other 2.1 2.5 4.6 4.8

Central costs (9.0) (10.2) (19.1) (20.6)

Continuing operations at 38.9 71.2 71.5 124.3

actual exchange rates

* Before amortisation of intangible assets other than computer software and development costs and impairment of goodwill.

** Before amortisation of intangible assets other than computer software and development costs, impairment of goodwill and items of a one-off nature (see appendix 4 for further details).

Appendix 4

One-off Items

3 months to 3 months to 6 months to 6 months to

30 June 30 June 30 June 30 June

2008 2007 2008 2007

£m £m £m £m

(unaudited) (unaudited) (unaudited) (unaudited)

Textiles & Washroom Services - 1.1 - 0.1

Pest Control - (0.2) - (0.6)

Ambius - - - -

City Link - (1.8) (1.5) (2.7)

Facilities Services (0.6) - (0.6) -

Asia Pacific (1.1) - (1.1) -

Other - - - -

Central costs - - - -

At 2007 constant exchange (1.7) (0.9) (3.2) (3.2)

rates

Exchange (0.1) - (0.1) -

At actual exchange rates (1.8) (0.9) (3.3) (3.2)

One-off items relate to the group's restructuring programme and consist of consultancy, redundancy and reorganisation costs net of the profit on sale of certain properties. They have been separately identified as they are not considered to be 'business as usual' expenses and have a varying impact on different businesses and reporting periods.

Consolidated Income Statement

6 months to 30 June 6 months to 30 June Year to 31 December

2008 2007 2007

£m £m £m

Notes (unaudited) (unaudited) (audited)

Continuing operations:

Revenue 4 1,178.1 1,063.1 2,203.4

Operating expenses (1,136.4) (960.3) (1,991.5)

Operating profit 4 41.7 102.8 211.9

Analysed as:

Operating profit before amortisation of intangible assets1 and impairment of

goodwill 68.2 121.1 251.1

Amortisation of intangible assets1 and impairment of goodwill (26.5) (18.3) (39.2)

Operating profit 41.7 102.8 211.9

Interest payable and similar 5 (67.7) (71.4) (140.4)

charges

Interest receivable 6 43.1 32.8 68.5

Share of profit from 1.2 1.1 2.0

associates (net of tax)

Profit before income tax 18.3 65.3 142.0

Income tax expense2 7 (5.1) (12.0) (30.3)

Profit for the period from continuing operations 13.2 53.3 111.7

Discontinued operations:

Profit for the period from discontinued operations - 13.4 546.8

Profit for the period (including discontinued operations) 13.2 66.7 658.5

Attributable to:

Minority interest 1.3 1.2 2.2

Equity holders of the company 11.9 65.5 656.3

13.2 66.7 658.5

Basic earnings per share

- Continuing operations 9 0.66p 2.88p 6.06p

- Discontinued operations 9 - 0.74p 30.26p

- Continuing and discontinued 9 0.66p 3.62p 36.32p

operations

Diluted earnings per share

- Continuing operations 9 0.66p 2.88p 6.06p

- Discontinued operations 9 - 0.74p 30.26p

- Continuing and discontinued 9 0.66p 3.62p 36.32p

operations

1Other than computer software and development costs.

2Taxation includes £5.6m (HY 2007: £15.4m, FY 2007: £31.3m) in respect of overseas taxation.

Consolidated Statement of Recognised Income and Expense

6 months to 30 June 6 months to 30 June Year to 31 December

2008 2007 2007

£m £m £m

(unaudited) (unaudited) (audited)

Profit for the period (including discontinued operations) 13.2 66.7 658.5

Net exchange adjustments offset in reserves 6.9 (2.3) 3.2

Actuarial gain on defined benefit pension plans 17.7 2.9 88.8

Revaluation of available-for-sale 0.2 0.1 1.3

investments

Tax on items taken directly to reserves (5.0) (0.9) (24.1)

Net profit/(loss) not recognised in income statement 19.8 (0.2) 69.2

Total recognised income for the period 33.0 66.5 727.7

Attributable to:

Minority interest 1.3 1.2 2.2

Equity holders of the company 31.7 65.3 725.5

33.0 66.5 727.7

Consolidated Balance Sheet

At 31 December 2007

At 30 June 2008 At 30 June 2007

£m £m £m

Notes (unaudited) (unaudited) (audited)

Assets

Non-current assets

Intangible assets 11 703.6 570.7 683.0

Property, plant and equipment 12 607.4 495.7 561.2

Investments in associated 7.2 9.0 5.7

undertakings

Other investments 2.8 6.4 3.1

Deferred tax assets 7.9 14.5 7.9

Retirement benefit assets 15 84.8 - 63.9

Trade and other receivables 22.4 26.0 24.2

1,436.1 1,122.3 1,349.0

Current assets

Inventories 46.5 38.2 38.4

Trade and other receivables 500.9 444.7 476.4

Derivative financial 6.2 4.1 0.8

instruments

Cash and cash equivalents 13 108.8 142.1 95.7

Held-for-sale assets - 165.4 -

662.4 794.5 611.3

Liabilities

Current liabilities

Trade and other payables (513.3) (463.1) (485.3)

Current tax liabilities (101.0) (107.7) (103.1)

Provisions for other 16 (50.7) (25.7) (50.7)

liabilities and charges

Bank and other short-term 14 (375.5) (67.7) (380.4)

borrowings

Derivative financial (0.2) (1.3) (14.4)

instruments

Held-for-sale liabilities - (96.6) -

(1,040.7) (762.1) (1,033.9)

Net current (378.3) 32.4 (422.6)

(liabilities)/assets

Non-current liabilities

Trade and other payables (17.0) (15.7) (17.7)

Bank and other long-term 14 (832.6) (1,424.7) (662.4)

borrowings

Deferred tax liabilities (109.1) (59.4) (98.5)

Retirement benefit obligations 15 (14.0) (85.6) (13.9)

Provisions for other 16 (64.8) (98.0) (73.8)

liabilities and charges

Derivative financial (24.5) (31.0) (1.8)

instruments

(1,062.0) (1,714.4) (868.1)

Net (liabilities)/assets (4.2) (559.7) 58.3

Equity

Capital and reserves attributable to the company's equity

holders

Called up share capital 17 18.1 18.1 18.1

Share premium account 17 6.8 6.6 6.8

Other reserves 17 (1,720.8) (1,730.9) (1,727.9)

Retained profits 17 1,683.9 1,139.1 1,753.9

(12.0) (567.1) 50.9

Minority interest 17 7.8 7.4 7.4

Total equity (4.2) (559.7) 58.3

Consolidated Cash Flow Statement

6 months to 30 June 6 months to 30 June Year to 31 December

2008 2007 2007

£m £m £m

Notes (unaudited) (unaudited) (audited)

Cash flows from operating activities

Cash generated from operating activities before special pension contribution 18 142.9 157.0 351.9

Special pension contribution - (30.0) (80.0)

Cash generated from operating activities 18 142.9 127.0 271.9

Interest received 13.7 8.2 17.0

Interest paid (57.6) (29.9) (73.9)

Income tax paid (10.3) (7.3) (27.1)

Net cash generated from operating activities 88.7 98.0 187.9

Cash flows from investing activities

Purchase of property, plant and equipment (PPE) (105.4) (103.1) (206.6)

Purchase of intangible fixed assets (3.5) (8.3) (12.7)

Proceeds from sale of PPE 7.0 41.0 57.9

Proceeds from sale of intangibles 0.3 - -

Acquisition of companies and businesses, net of cash acquired 21 (28.9) (91.5) (193.0)

(Payments)/proceeds on disposal of companies and businesses 8 (1.8) 0.6 587.7

Disposal of available-for-sale - - 3.4

investments

Dividends received from - - 5.6

associates

Net cash flows from investing (132.3) (161.3) 242.3

activities

Cash flows from financing

activities

Issue of ordinary share - 0.4 0.6

capital

Dividends paid to equity 10 (94.9) (94.9) (133.4)

shareholders

Dividends paid to minority (0.4) (0.8) (2.0)

interests

Interest element of finance (0.5) (1.2) (2.0)

lease payments

Capital element of finance (4.2) (13.3) (21.3)

lease payments

New loans/(repayments) 156.6 167.0 (304.7)

Net cash flows from financing 56.6 57.2 (462.8)

activities

Net increase/(decrease) in cash and bank 19 13.0 (6.1) (32.6)

overdrafts

Cash and bank overdrafts at beginning of year 86.5 118.8 118.8

Exchange gains on cash and bank overdrafts 0.7 3.8 0.3

Cash and bank overdrafts at end of the financial period 13 100.2 116.5 86.5

Notes to the financial statements

1. General information

The company is a limited liability company incorporated and domiciled in the UK with a listing on the London Stock Exchange.

The address of its registered office is Portland House, Bressenden Place, London, SW1E 5BH.

The condensed consolidated half-yearly financial information for the half year to 30 June 2008 was approved for issue on 21 August 2008.

These interim financial results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2007 were approved by the board of directors on 27 March 2008 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 237 of the Companies Act 1985.

2. Basis of preparation

The condensed consolidated half-yearly financial information for the half-year ended 30 June 2008 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, 'Interim financial reporting' as adopted by the European Union. The half-yearly condensed consolidated financial report should be read in conjunction with the annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with IFRSs as adopted by the European Union.

3. Accounting policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those financial statements.

The preparation of the condensed half-yearly financial information for the half-year ended 30 June 2008 requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the statement. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the statement, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

Significant seasonal or cyclical variations in the group's total revenues are not experienced during the financial year.

There were no significant changes in the nature and amount of estimates and contingent assets reported since the published Annual Report.

The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year ending 31 December 2008.

IFRIC 11, 'IFRS 2 - Group and treasury transactions', effective for annual periods beginning on or after 1 March 2007. The interpretation has not had any impact on the recognition of share-based payments for the group.

IFRIC 12, 'Service concession arrangements', effective for annual periods beginning on or after 1 January 2008. This interpretation is not relevant for the group.

The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year ending 31 December 2008 and have not been early adopted.

IAS 1 'Presentation of Financial Statements', effective for annual periods beginning on or after 1 January 2009, the full impact of the IFRS is still being assessed but is unlikely to have a significant impact on the group.

Amendment to IAS 32 'Financial Instruments - Presentation', effective for annual periods beginning on or after 1 January 2009, the full impact of the IFRS is still being assessed but is unlikely to have a significant impact on the group.

IFRS 8 'Operating segments', endorsed by the EU in November 2007 and effective for annual periods beginning on or after 1 January 2009. Management are currently gathering information to make revision to the group's geographical segments. Management do envisage some change to the current group's business segments and plans to provide more information on these when publishing 2008 preliminary results in February 2009.

IFRS 3 (revised) 'Business combinations', applicable for accounting periods beginning on or after 1 July 2009, the full impact of the IFRS is still being assessed by management. This standard will have an impact on the group as the standard requires all acquisition costs to be expensed. The full extent of the IFRS on the group is still being assessed by management.

Amendment to IFRS 2 'Share based payments and deals with vesting conditions and cancellations'. Applicable for accounting periods beginning on or after 1 January 2009, the full impact of the IFRS is still being assessed but is unlikely to have a significant impact on the group.

IAS 27 (revised), 'Consolidated and separate financial statements'. Applicable for accounting periods beginning on or after 1 July 2009, the full impact of the IFRS is still being assessed but is unlikely to have a significant impact on the group.

IFRIC 13, 'Customer loyalty programmes', effective for accounting periods beginning on or after 1 July 2008. This interpretation is not relevant for the group.

Amendment to IAS23 'Borrowing Costs', effective for annual periods beginning on or after 1 January 2009, the full impact of the IFRS is still being assessed but is unlikely to have a significant impact on the group.

4. Segmental information

(a) Primary reporting format - business segments

Operating profit Operating Operating

Revenue Revenue Revenue profit profit

6 months to 6 months to 30 June 2007 Year to 6 months to 6 months to Year to

30June 31 30 June 30 June 31

2008 December 2008 2007 December

2007 2007

£m £m £m £m £m £m

(unaudited) (unaudited) (audited) (unaudited) (unaudited) (audited)

Continuing operations

Textiles & Washroom Services 386.3 340.2 693.2 56.2 60.7 124.0

Pest Control 221.7 175.3 377.2 27.1 27.8 66.9

Ambius 64.5 55.7 120.6 1.1 2.2 7.1

City Link 191.3 203.0 417.1 (34.7) 17.1 8.4

Facilities Services 314.3 288.9 595.3 15.3 16.8 38.0

Central items - - - (23.3) (21.8) (32.5)

1,178.1 1,063.1 2,203.4 41.7 102.8 211.9

Interest payable and similar - - - (67.7) (71.4) (140.4)

charges

Interest receivable - - - 43.1 32.8 68.5

Share of profit from

associates (net of tax) - - - 1.2 1.1 2.0

- Textiles and Washroom

Services

Profit before income tax - - - 18.3 65.3 142.0

Income tax expense - - - (5.1) (12.0) (30.3)

Total for the period from

continuing operations 1,178.1 1,063.1 2,203.4 13.2 53.3 111.7

Discontinued operations (after

income tax)

Electronic Security - 150.5 180.8 - 13.4 546.8

Total for the period from

discontinued operations - 150.5 180.8 - 13.4 546.8

Total for the period

(including discontinued 1,178.1 1,213.6 2,384.2 13.2 66.7 658.5

operations)

(b) Secondary reporting format - geographical segments

Revenue Revenue Revenue

6 months to 6 months to Year to 31December 2007

30 June 30 June

2008 2007

£m £m £m

(unaudited) (unaudited) (audited)

Continuing operations

United Kingdom 529.9 526.1 1,085.0

Continental Europe 449.8 374.8 769.3

North America 86.3 74.9 162.3

Asia Pacific 97.4 73.1 158.0

Africa 14.7 14.2 28.8

Total from continuing 1,178.1 1,063.1 2,203.4

operations

Discontinued operations

United Kingdom - 84.7 84.7

Continental Europe - 56.3 86.8

North America - 9.5 9.3

Total from discontinued - 150.5 180.8

operations

Total (including discontinued 1,178.1 1,213.6 2,384.2

operations)

(c) Reconciliation of statutory segmental analysis to management divisional analysis

The commentary in the Operating Review reflects the management divisional structure and not the segmental information presented above. For statutory purposes, the businesses within the geographic divisions of Asia Pacific and South Africa (Other) have been reallocated back to the relevant business segment in line with the requirements of IAS 14, 'Segmental Reporting'. In addition, the commentary in the Operating Review is presented at constant exchange rates and before the amortisation of intangible assets*. The tables that follow reconcile the segmental information presented above to the divisional performance referred to in the Operating Review.

Statutory basis Asia Pacific and Other Foreign exchange Management basis Management basis Management basis

6 months to 30 June 2008 6 months to 30 June 2008 6 months to 30 June 2008 6 months to 30 June 2008 6 months to 30 June 2007 Year to 31 December 2007

£m £m £m £m £m £m

(unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (audited)

Revenue from continuing operations

Textiles & Washroom Services 386.3 (48.1) (34.0) 304.2 301.9 603.0

Pest Control 221.7 (47.7) (9.5) 164.5 143.0 310.4

Ambius 64.5 (10.6) (2.5) 51.4 49.4 112.4

City Link 191.3 - - 191.3 203.0 417.1

Facilities Services 314.3 (4.3) (5.5) 304.5 284.6 585.7

Asia Pacific - 97.4 (7.0) 90.4 73.8 158.3

Other - 13.3 1.0 14.3 13.1 29.8

1,178.1 - (57.5) 1,120.6 1,068.8 2,216.7

Amortis-ation of intangible assets* and impairment of goodwill

Statutory basis Asia Pacific and Other Foreign exchange Management basis Management basis Management basis

6 months to 30 June 2008 6 months to 30 June 2008 6 months to 30 June 2008 6 months to 30 June 2008 6 months to 30 June 2008 6 months to 30 June 2007 Year to 31 December 2007

£m £m £m £m £m £m £m

(unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (unaudited) (audited)

Operating profit from

continuing operations

Textiles & Washroom Services 56.2 (10.7) 4.8 (5.5) 44.8 53.6 105.9

Pest Control 27.1 (5.6) 10.1 (2.4) 29.2 27.7 65.4

Ambius 1.1 (0.8) 2.1 (0.2) 2.2 2.5 9.1

City Link (34.7) - 5.3 - (29.4) 21.4 19.4

Facilities Services 15.3 (1.9) 4.0 (0.3) 17.1 18.6 38.7

Asia Pacific - 10.4 - (0.7) 9.7 14.3 31.0

Other - 4.6 - 0.3 4.9 4.8 11.4

Central items (23.3) 4.0 0.2 - (19.1) (20.5) (28.5)

41.7 - 26.5 (8.8) 59.4 122.4 252.4

*Excluding computer software and development

costs.

5. Interest payable and similar charges

6 months to 30 June 6 months to 30 June Year to 31 December

2008 2007 2007

£m £m £m

(unaudited) (unaudited) (audited)

Interest payable on bank loans 13.5 15.8 26.2

and overdrafts

Interest payable on medium 27.2 29.3 55.3

term notes issued

Net interest receivable on 2.8 0.5 3.8

fair value hedges1

Interest on defined benefit 27.0 25.7 51.5

plan liabilities (note 15)

Interest payable on finance 0.5 1.0 1.7

leases

Foreign exchange loss/(gain) 0.1 (0.1) (0.7)

on translation of foreign

denominated loans

Amortisation of discount on 0.6 1.1 1.5

provisions

Net ineffectiveness of fair - (0.5) 1.1

value hedges

Fair value gain on derivatives (4.0) (1.4) -

not designated in a hedge

relationship1

Total interest payable and 67.7 71.4 140.4

similar charges (continuing

operations)

1The fair value gain on derivatives not designated in a hedge relationship includes fair value

gains relating to forward rate agreements of £3.8m (HY 2007: £0.9m, FY 2007: £nil).

6. Interest receivable

6 months to 30 June 6 months to 30 June Year to 31 December 2007

2008 2007

£m £m £m

(unaudited) (unaudited) (audited)

Bank interest 13.0 7.4 16.2

Return on defined benefit plan assets (note 15) 30.1 25.4 52.3

Total interest receivable (continuing 43.1 32.8 68.5

operations)

7. Income tax expense

6 months to 30 June 6 months to 30 June Year to 31 December 2007

2008 2007

£m £m £m

(unaudited) (unaudited) (audited)

Analysis of charge in the

period

UK Corporation tax at 28.5% 14.6 7.7 8.5

(HY 2007: 30%, FY 2007: 30%)

Double tax relief (14.6) (12.8) (13.0)

- (5.1) (4.5)

Overseas taxation 16.5 17.6 31.6

Adjustment in respect of (8.6) (5.4) (6.2)

previous periods

Total current tax 7.9 7.1 20.9

Deferred tax (2.8) 4.9 9.4

Total income tax expense 5.1 12.0 30.3

(continuing operations)

8. Discontinued operations and disposals

Disposals

Details of net assets disposed and disposal proceeds are as

follows:

6 months to 30

June 2008

£m

(unaudited)

Costs deferred from prior (1.8)

periods

Cash outflow from disposal of (1.8)

companies and businesses

9. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust for UK

employees, which are treated as cancelled.

6 months to 30 June 2008 6 months to 30 June 2007 Year to 31 December

2007

£m (unaudited) £m £m

(unaudited) (audited)

Profit from continuing operations attributable to equity holders of the company 11.9 52.1 109.5

Profit from discontinued operations attributable to equity holders of the company - 13.4 546.8

Weighted average number of ordinary shares in issue 1,807.4 1,807.2 1,807.2

Basic earnings per share from continuing operations 0.66p 2.88p 6.06p

Basic earnings per share from discontinued operations - 0.74p 30.26p

Basic earnings per share from continuing and discontinued operations 0.66p 3.62p 36.32p

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of all potential dilutive ordinary shares. The company has two categories of potential dilutive ordinary shares, being

those share options granted to employees where the exercise price is less than the average market price of the company's shares during the year and deferred shares granted to senior executives that will vest in the future.

6 months to 30 June 2008 6 months to 30 June 2007 Year to 31 December

2007

£m (unaudited) £m £m

(unaudited) (audited)

Profit from continuing operations attributable to equity holders of the company 11.9 52.1 109.5

Profit from discontinued operations attributable to equity holders of the company - 13.4 546.8

Weighted average number of ordinary shares in issue 1,807.4 1,807.2 1,807.2

Adjustment for share options - - -

and deferred shares

Weighted average number of ordinary shares for diluted earnings per share 1,807.4 1,807.2 1,807.2

Diluted earnings per share from continuing operations 0.66p 2.88p 6.06p

Diluted earnings per share from discontinued operations - 0.74p 30.26p

Diluted earnings per share from continuing and discontinued operations 0.66p 3.62p 36.32p

10. Dividends

6 months to 30 June 6 months to 30 June 2007 Year to 31 December 2007

2008

£m (unaudited) £m £m

(unaudited) (audited)

2006 final dividend paid - 5.25p per share - 94.9 94.9

2007 interim dividend paid - 2.13p per share - - 38.5

2007 final dividend paid - 5.25p per share 94.9 - -

94.9 94.9 133.4

The directors have declared an interim dividend of 0.65p per share amounting to £11.8m payable on 17 October 2008 to shareholders on the register at 12 September 2008. These

interim financial statements do not reflect this dividend payable.

11. Intangible assets

Brands, patents and

reacquired franchise Development costs Total

Customer lists and rights Computer

relationships software

Goodwil

l

£m £m £m £m £m £m

Cost

At 1 January 2007 (audited) 336.4 322.6 29.4 35.0 0.8 724.2

Exchange differences 0.1 0.7 (0.1) 0.1 - 0.8

Additions - - - 8.2 - 8.2

Disposals / retirements - - - (12.3) - (12.3)

Acquisition of companies and 54.1 42.2 7.1 0.1 - 103.5

businesses

Assets held for sale (22.3) (58.6) - (7.9) (0.8) (89.6)

At 30 June 2007 (unaudited) 368.3 306.9 36.4 23.2 - 734.8

At 1 January 2007 (audited) 336.4 322.6 29.4 35.0 0.8 724.2

Exchange differences 9.9 16.6 0.2 1.5 - 28.2

Additions - - - 12.6 0.1 12.7

Disposals / retirements - - - (15.2) - (15.2)

Acquisition of companies and 105.8 96.3 16.0 0.1 - 218.2

businesses

Disposal of companies and (22.4) (59.3) - (8.3) (0.8) (90.8)

businesses

Reclassification 1.1 - (1.0) - (0.1) -

At 31 December 2007 (audited) 430.8 376.2 44.6 25.7 - 877.3

At 1 January 2008 (audited) 430.8 376.2 44.6 25.7 - 877.3

Exchange differences 8.9 14.6 0.4 1.1 - 25.0

Additions - - - 3.5 - 3.5

Disposals - - - (1.4) - (1.4)

Acquisition of companies and 9.0 19.0 2.9 - - 30.9

businesses

Reclassification 0.4 (0.5) 0.1 - - -

At 30 June 2008 (unaudited) 449.1 409.3 48.0 28.9 - 935.3

Accumulated amortisation and

impairment

At 1 January 2007 (audited) - (141.7) (2.4) (20.8) (0.2) (165.1)

Exchange differences - (0.2) - - - (0.2)

Disposals - - - 3.2 - 3.2

Amortisation charge - (17.2) (2.6) (1.4) (0.1) (21.3)

Assets held for sale - 14.5 - 4.5 0.3 19.3

At 30 June 2007 (unaudited) - (144.6) (5.0) (14.5) - (164.1)

At 1 January 2007 (audited) - (141.7) (2.4) (20.8) (0.2) (165.1)

Exchange differences - (9.8) - (1.0) - (10.8)

Disposals - - - 5.6 - 5.6

Disposal of companies and - 14.6 - 4.7 0.2 19.5

businesses

Amortisation charge - (32.2) (8.4) (2.9) - (43.5)

At 31 December 2007 (audited) - (169.1) (10.8) (14.4) - (194.3)

At 1 January 2008 (audited) - (169.1) (10.8) (14.4) - (194.3)

Exchange differences - (8.5) (0.1) (0.7) - (9.3)

Disposals - - - 0.3 - 0.3

Impairment charge (1.7) - - - - (1.7)

Amortisation charge - (20.8) (4.0) (1.9) - (26.7)

At 30 June 2008 (unaudited) (1.7) (198.4) (14.9) (16.7) - (231.7)

Net book value

1 January 2007 (audited) 336.4 180.9 27.0 14.2 0.6 559.1

30 June 2007 (unaudited)) 368.3 162.3 31.4 8.7 - 570.7

31 December 2007 (audited) 430.8 207.1 33.8 11.3 - 683.0

30 June 2008 (unaudited) 447.4 210.9 33.1 12.2 - 703.6

12. Property, plant and equipment

Other plant and Vehicles and office

equipment equipment

Land & buildings Equipment for rental

Total

£m £m £m £m £m

Cost

At 1 January 2007 (audited) 168.0 386.2 252.9 264.3 1,071.4

Exchange differences (0.1) 0.7 0.1 0.3 1.0

Additions 12.3 54.7 13.2 23.7 103.9

Disposals (13.3) (20.5) (6.3) (56.3) (96.4)

Acquisition of companies and 0.9 0.7 1.1 4.1 6.8

businesses

Disposal of companies and (2.3) (0.8) (6.9) (1.0) (11.0)

businesses

Assets held for sale (4.4) - (7.3) (38.3) (50.0)

At 30 June 2007 (unaudited) 161.1 421.0 246.8 196.8 1,025.7

At 1 January 2007 (audited) 168.0 386.2 252.9 264.3 1,071.4

Exchange differences 10.6 33.4 16.2 11.3 71.5

Additions 28.0 112.5 30.5 44.5 215.5

Disposals (19.8) (67.1) (21.6) (73.7) (182.2)

Acquisition of companies and 2.7 1.4 2.5 6.9 13.5

businesses

Disposal of companies and (7.0) (3.4) (14.3) (41.1) (65.8)

businesses

At 31 December 2007 (audited) 182.5 463.0 266.2 212.2 1,123.9

At 1 January 2008 (audited) 182.5 463.0 266.2 212.2 1,123.9

Exchange differences 9.8 29.7 14.6 8.2 62.3

Additions 7.6 67.3 14.1 21.0 110.0

Disposals (3.0) (12.8) (5.6) (15.4) (36.8)

Acquisition of companies and - 0.1 0.7 0.7 1.5

businesses

At 30 June 2008 (unaudited) 196.9 547.3 290.0 226.7 1,260.9

Accumulated depreciation and

impairment

At 1 January 2007 (audited) (43.3) (207.5) (165.5) (142.0) (558.3)

Exchange differences - (0.3) (0.1) (0.1) (0.5)

Disposals 8.8 20.0 5.3 36.7 70.8

Disposal of companies and 1.2 0.7 4.5 0.7 7.1

businesses

Depreciation charge (1.8) (46.3) (9.1) (19.7) (76.9)

Assets held for sale 2.0 - 4.6 21.2 27.8

At 30 June 2007 (unaudited) (33.1) (233.4) (160.3) (103.2) (530.0)

At 1 January 2007 (audited) (43.3) (207.5) (165.5) (142.0) (558.3)

Exchange differences (3.0) (18.5) (9.9) (6.1) (37.5)

Disposals 11.7 65.4 18.7 54.5 150.3

Disposal of companies and 3.4 3.2 9.2 22.0 37.8

businesses

Impairment charge - (0.1) (1.2) - (1.3)

Depreciation charge (4.3) (93.9) (18.1) (37.4) (153.7)

At 31 December 2007 (audited) (35.5) (251.4) (166.8) (109.0) (562.7)

At 1 January 2008 (audited) (35.5) (251.4) (166.8) (109.0) (562.7)

Exchange differences (2.6) (16.5) (9.1) (4.6) (32.8)

Disposals 0.9 12.2 5.4 12.2 30.7

Depreciation charge (4.0) (53.6) (11.2) (19.9) (88.7)

At 30 June 2008 (unaudited) (41.2) (309.3) (181.7) (121.3) (653.5)

Net book value

At 1 January 2007 (audited) 124.7 178.7 87.4 122.3 513.1

At 30 June 2007 (unaudited) 128.0 187.6 86.5 93.6 495.7

At 31 December 2007 (audited) 147.0 211.6 99.4 103.2 561.2

At 30 June 2008 (unaudited) 155.7 238.0 108.3 105.4 607.4

13. Cash and cash equivalents

31 December 2007

30 June 2008 30 June 2007

£m £m £m

(unaudited) (unaudited) (audited)

Cash at bank and in hand 77.8 120.7 95.7

Short-term bank deposits 31.0 21.4 -

108.8 142.1 95.7

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

Cash and cash equivalents 108.8 142.1 95.7

Bank overdrafts (note 14) (8.6) (25.6) (9.2)

100.2 116.5 86.5

14. Bank and other borrowings

30 June 2008 31 December 2007

30 June 2007

£m £m £m

(unaudited) (unaudited) (audited)

Non-current

Bank borrowings 156.9 489.9 1.6

Other loans 664.9 915.1 651.3

Finance lease liabilities 10.8 19.7 9.5

832.6 1,424.7 662.4

Current

Bank overdrafts (note 13) 8.6 25.6 9.2

Bank borrowings 13.2 12.3 11.7

Other loans 347.8 18.8 351.4

Finance lease liabilities 5.9 11.0 8.1

375.5 67.7 380.4

Total bank and other 1,208.1 1,492.4 1,042.8

borrowings

The group operated the following medium term notes under its EUR2.5bn Euro Medium Term Note programme for the year ended 31 December 2007 and the six months ended 30 June 2008:

Currency/Amount IAS 39 hedging Interest Coupon Maturity date

¥3,000m FV Fixed rate - 0.60% pa Matured

$10m NH Floating rate - 3 month USD Matured

LIBOR +0.35%

EUR500m FV, NIH Fixed rate - 5.75% pa Matured

EUR100m NH Floating rate - 3 month EURIBOR 03.07.08

+0.28%

£250m FV Fixed rate - 6.125% pa 19.11.08

£300m FV Fixed rate - 5.75% pa 31.03.16

EUR500m NIH Fixed rate - 4.625% pa 27.03.14

Key: FV - Fair value hedge accounting applied

NH - Hedge accounting not applied

NIH - Designated for net investment hedging

15. Retirement benefit obligations

These defined benefit schemes are re-appraised twice a year by independent actuaries based upon actuarial assumptions in accordance with IAS 19 requirements.

The principal assumptions used for the UK RIPS scheme are shown below.

31 December 2007

30 June 2008 30 June 2007

£m £m £m

(unaudited) (unaudited) (audited)

Weighted average %

Discount rate 6.7% 5.8% 6.0%

Expected return on plan assets 6.1% 5.5% 6.1%

Future salary increases 4.8% 4.1% 4.1%

Future pension increases 4.0% 3.3% 3.4%

The amounts recognised in the balance sheet for the total of the UK RIPS and other1 schemes are determined as follows:

Present value of funded obligations (912.4) (962.9) (931.9)

Fair value of plan assets 994.4 883.0 992.9

82.0 (79.9) 61.0

Present value of unfunded obligations (11.2) (5.7) (11.0)

Asset/(Liability) in the balance sheet 70.8 (85.6) 50.0

Presented on the balance sheet as:

Retirement benefit assets 84.8 - 63.9

Retirement benefit liabilities (14.0) (85.6) (13.9)

70.8 (85.6) 50.0

The fair value of plan assets at the balance sheet date for the total of the UK RIPS and other1 schemes is analysed as follows:

31 December 2007

30 June 2008 30 June 2007

£m £m £m

(unaudited) (unaudited) (audited)

Equity instruments 162.7 195.2 181.7

Debt instruments 655.4 698.5 714.2

Property 0.9 0.8 0.8

Cash 4.0 1.5 56.2

Swaps 171.4 (13.0) 40.0

994.4 883.0 992.9

The amounts recognised in the income statement for the total of the UK RIPS and other1 schemes are as follows:

Current service cost2 0.9 0.8 2.0

Interest cost2 27.0 25.7 51.5

Amount charged to pension liability 27.9 26.5 53.5

Expected return on plan assets2 (30.1) (25.4) (52.3)

Total pension (income)/cost (2.2) 1.1 1.2

1 Other retirement benefit plans are predominantly made up of defined benefit plans situated in Ireland, Germany, Australia, Belgium, Norway and France.

2 Service costs are charged to operating expenses and interest cost and return on plan assets to interest payable and receivable respectively.

Following the sale of the UK Electronic Security business in July 2007, £50 million was placed into escrow for the benefit of the UK defined benefit pension scheme. This money was released from escrow into the scheme in January 2008. The actuarial valuation of the UK defined benefit scheme as at 31 March 2007 was agreed in July 2008 and showed a deficit of £80.4 million. Following the release of the £50 million from escrow into the pension scheme, a further amount of £33.3 million was placed in escrow in July 2008 to address the remainder of the deficit as at 31 March 2007. At 30 June 2008 the UK defined benefit scheme had an IAS 19 surplus of £84.8 million. The scheme actuary will conduct an informal valuation as at 30 September 2008. To the extent that it reveals a deficit, the corresponding amount (up to the maximum of the funds in escrow) will be released into the pension scheme by 31 January 2009. Any funds not paid into the scheme will remain in escrow until the next formal valuation. They will then be used to address any deficit in the scheme at that time, with any surplus funds being returned to the Company.

16. Provisions for other liabilities and charges

Vacant Environmental Self Other Total

proper insurance

ties

£m £m £m £m £m

At 1 January 2007 (audited) 36.3 35.9 46.0 32.7 150.9

Exchange differences - (0.2) (0.4) (0.1) (0.7)

Additional provisions - 4.0 5.7 1.7 11.4

Reclassification 1.6 - - (1.6) -

Acquisition of companies and - 1.0 - - 1.0

businesses

Unused amounts reversed (3.0) (10.2) - - (13.2)

Unwinding of discount on 0.5 0.6 - - 1.1

provisions

Used during the year (15.4) (0.8) (6.7) (3.9) (26.8)

At 30 June 2007 (unaudited) 20.0 30.3 44.6 28.8 123.7

At 1 January 2007 (audited) 36.3 35.9 46.0 32.7 150.9

Exchange differences - (0.1) (0.2) 0.3 -

Additional provisions 21.4 4.0 13.2 5.5 44.1

Reclassification 0.5 - 1.8 (2.3) -

Acquisition of companies and 0.7 1.0 - 0.9 2.6

businesses

Unused amounts reversed (6.5) (13.0) (4.9) - (24.4)

Unwinding of discount on 0.6 0.9 - - 1.5

provisions

Used during the year (17.9) (2.6) (12.9) (16.8) (50.2)

At 31 December 2007 (audited) 35.1 26.1 43.0 20.3 124.5

At 1 January 2008 (audited) 35.1 26.1 43.0 20.3 124.5

Exchange differences - - (0.1) 0.1 -

Additional provisions 0.1 0.1 6.7 4.5 11.4

Unused amounts reversed (0.4) - - - (0.4)

Unwinding of discount on 0.2 0.4 - - 0.6

provisions

Used during the year (3.0) (3.9) (6.8) (6.9) (20.6)

At 30 June 2008 (unaudited) 32.0 22.7 42.8 18.0 115.5

Provisions analysed as

follows:

At 30 June At 30 June At 31 December

2008 2007 2007

£m £m £m

(unaudited) (unaudited) (audited)

Non-current 64.8 98.0 73.8

Current 50.7 25.7 50.7

115.5 123.7 124.5

Vacant properties

The group has a number of vacant and partly sub-let leasehold properties, with the majority of the head leases expiring before 2020. Provision has been made for the residual lease commitments together with other outgoings, after taking into account existing sub-tenant arrangements and assumptions relating to later periods of vacancy.

Environmental

The group owns a number of properties in the UK, Europe and the USA where there is land contamination and provisions are held for the remediation of such contamination. These provisions are expected to be substantially utilised within the next 5 years.

Self insurance

The group purchases external insurance from a portfolio of international insurers for its key insurable risks in order to limit the maximum potential loss that could be suffered in any one year. Individual claims are met in full by the group up to agreed self insured limits in order to limit volatility in claims.

The calculated cost of self insurance claims, based on an actuarial assessment of claims incurred at the balance sheet date, is accumulated as claims provisions.

Other

Other provisions principally comprise amounts required to cover obligations arising, warranties given and costs relating to disposed businesses together with amounts set aside to cover certain legal and regulatory claims. These provisions are expected to be substantially utilised within the next 5 years.

The above provisions have been discounted where appropriate using a discount rate of 3.8% (2006: 3.2%) for the UK and 2.2% (2006: 2.4%) for the USA.

17. Statement of changes in equity

Called up share capital Share premium

account

Other reserves Retained earnings Minority interest

Total equity

£m £m £m £m £m £m

At 1 January 2007 (audited) 18.1 6.2 (1,728.6) 1,164.3 6.4 (533.6)

Total recognised income for - - (2.2) 68.7 - 66.5

the period

Dividends paid to ordinary - - - (94.9) - (94.9)

shareholders

New share capital issued - 0.4 - - - 0.4

Cost of share options and long - - - 2.1 - 2.1

term incentive plan

Transfer to other reserves - - (0.1) 0.1 - -

Minority interest share of - - - (1.2) 1.2 -

profit

Currency translation - - - - 0.6 0.6

difference on minority

interest

Dividends paid to minority - - - - (0.8) (0.8)

interests

At 30 June 2007 (unaudited) 18.1 6.6 (1,730.9) 1,139.1 7.4 (559.7)

At 1 January 2007 (audited) 18.1 6.2 (1,728.6) 1,164.3 6.4 (533.6)

Total recognised income for - - 4.5 723.2 - 727.7

the year

Dividends paid to ordinary - - - (133.4) - (133.4)

shareholders

New share capital issued - 0.6 - - - 0.6

Cost of share options and long - - - 2.0 - 2.0

term incentive plan

Minority interest share of - - - (2.2) 2.2 -

profit

Minority interest acquired - - - - 0.7 0.7

Cumulative exchange recycled

to income statement on - - (3.8) - - (3.8)

disposal of foreign subsidiary

Currency translation - - - - 0.1 0.1

difference on minority

interest

Dividends paid to minority - - - - (2.0) (2.0)

interests

At 31 December 2007 (audited) 18.1 6.8 (1,727.9) 1,753.9 7.4 58.3

At 1 January 2008 (audited) 18.1 6.8 (1,727.9) 1,753.9 7.4 58.3

Total recognised income for - - 7.1 25.9 - 33.0

the period

Dividends paid to ordinary - - - (94.9) - (94.9)

shareholders

Cost of share options and long - - - 0.3 - 0.3

term incentive plan

Minority interest share of - - - (1.3) 1.3 -

profit

Currency translation - - - - (0.5) (0.5)

difference on minority

interest

Dividends paid to minority - - - - (0.4) (0.4)

interests

At 30 June 2008 (unaudited) 18.1 6.8 (1,720.8) 1,683.9 7.8 (4.2)

Treasury shares of £11.1m (2007: £11.1m) have been netted against retained earnings. Treasury shares represent 7.4m (2007:7.4m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 30 June 2008 was £7.4m (2007: £11.8m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

17. Statement of changes in equity (continued)

Other reserves

Capital reduction Legal Translation Available-for- Total

reserve reserve sale

£m £m £m £m £m

At 1 January 2007 (audited) (1,722.7) 10.4 (15.6) (0.7) (1,728.6)

Net exchange adjustments - - (2.4) - (2.4)

offset in reserves

Available-for-sale investments - - - 0.1 0.1

marked to market

Total recognised - - (2.4) 0.1 (2.3)

(expense)/income for the

period

At 30 June 2007 (unaudited) (1,722.7) 10.4 (18.0) (0.6) (1,730.9)

At 1 January 2007 (audited) (1,722.7) 10.4 (15.6) (0.7) (1,728.6)

Net exchange adjustments - - 3.2 - 3.2

offset in reserves

Available-for-sale investments - - - 1.3 1.3

marked to market

Total recognised income for - - 3.2 1.3 4.5

the year

Cumulative exchange recycled - - (3.8) - (3.8)

on disposal of foreign

subsidiary

At 31 December 2007 (audited) (1,722.7) 10.4 (16.2) 0.6 (1,727.9)

At 1 January 2008 (audited) (1,722.7) 10.4 (16.2) 0.6 (1,727.9)

Net exchange adjustments - - 6.9 - 6.9

offset in reserves

Available-for-sale investments - - - 0.2 0.2

marked to market

Total recognised income for - - 6.9 0.2 7.1

the period

At 30 June 2008 (unaudited) (1,722.7) 10.4 (9.3) 0.8 (1,720.8)

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc under section 425 of the Companies Act 1982 to introduce a new holding company, Rentokil Initial plc and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p. The effect of this capital reorganisation transaction, which was treated as a reverse acquisition in the group financial statements, was to increase distributable reserves by £1,792.3m.

30 June 2008 30 June 2007 31 December

2007

£m £m £m

(unaudited) (unaudited) (audited)

Share capital

Authorised

4,100,000,000 ordinary shares of

1p each 41.0 41.0 41.0

Issued and fully paid

At 1 January - 1,814,831,011 18.1 18.1 18.1

shares (2007: 1,814,432,961)

Share options exercised - nil - - -

shares (HY 2007: 266,873, FY

2007: 398,050)

At 30 June - 1,814,831,011 18.1 18.1 18.1

shares (HY 2007: 1,814,699,834,

FY 2007: 1,814,831,011)

18. Cash generated from operating activities

6 months to 30 June 6 months to 30 June Year to 31 December

2008 2007 2007

£m £m £m

(unaudited) (unaudited) (audited)

Profit for the year 13.2 66.7 658.5

Adjustments for:

- Profit on sale of - - (524.8)

discontinued operations

- Cumulative translation exchange gain recycled on discontinued operations - - (3.8)

- Profit on sale of continuing - - (0.3)

operations

- Discontinued operations tax - 6.0 5.9

and interest

- Tax 5.1 12.0 30.3

- Share of profit from (1.2) (1.1) (2.0)

associates

- Interest income (43.1) (32.8) (68.5)

- Interest expense 67.7 71.4 140.4

- Depreciation 88.7 76.9 153.7

- Amortisation of intangible assets* 24.8 19.8 40.6

- Amortisation of computer software and development 1.9 1.5 2.9

costs

- Other major non-cash items 2.0 - 3.5

- Profit on sale of property, (0.9) (15.3) (26.0)

plant and equipment

- Loss on disposal of intangible assets 0.7 9.1 9.6

Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):

- Inventories (5.9) (1.1) 0.8

- Trade and other receivables (4.8) (19.1) (27.5)

- Trade and other payables and provisions (5.3) (37.0) (41.4)

Cash generated from operating activities before special pension contribution 142.9 157.0 351.9

Special pension contribution - (30.0) (80.0)

Cash generated from operating activities 142.9 127.0 271.9

* Other than computer software and development costs.

Non-cash transactions

Non-cash items relate to share option and long term incentive plan charges of £0.3m (HY 2007: £nil, FY 2007: £2.2m) and impairment charges of £1.7m (HY 2007: £nil, FY 2007:

£1.3m).

19. Reconciliation of net increase/(decrease) in cash and bank overdrafts to net debt

6 months to 30 June 6 months to 30 June Year to 31 December 2007

2008 2007

£m £m £m

(unaudited) (unaudited) (audited)

Net increase/(decrease) in cash and bank overdrafts 13.0 (6.1) (32.6)

Movement on finance leases 1.6 6.5 11.9

Movement on loans (156.6) (167.0) 304.7

(Increase)/decrease in debt resulting from cash (142.0) (166.6) 284.0

flows

Acquisition of companies and - (2.1) (4.4)

businesses

Disposal of companies and - - 9.1

businesses

Revaluation of net debt 22.4 7.4 (5.5)

Net debt translation (32.6) (0.8) (42.1)

differences

Movement on net debt in the (152.2) (162.1) 241.1

period

Opening net debt (947.1) (1,188.2) (1,188.2)

Closing net debt (1,099.3) (1,350.3) (947.1)

Closing net debt comprises:

Cash and cash equivalents (note 108.8 142.1 95.7

13)

Bank and other short-term borrowings (note 14) (375.5) (67.7) (380.4)

Bank and other long-term borrowings (note 14) (832.6) (1,424.7) (662.4)

Total net debt (1,099.3) (1,350.3) (947.1)

20. Free cash flow

6 months to 30 June 6 months to 30 June Year to 31 December

2008 2007 2007

£m £m £m

(unaudited) (unaudited) (audited)

Net cash generated from operating activities 88.7 98.0 187.9

Add back: special pension - 30.0 80.0

contribution

88.7 128.0 267.9

Purchase of property, plant and equipment (PPE) (105.4) (103.1) (206.6)

Purchase of intangible fixed (3.5) (8.3) (12.7)

assets

Leased property, plant and (2.6) (6.8) (9.4)

equipment

Proceeds from sale of PPE and intangible assets 7.3 41.0 57.9

Proceeds from sale of available-for-sale - - 3.4

investments

Dividends received from - - 5.6

associates

Dividends paid to minority (0.4) (0.8) (2.0)

interests

Interest element of finance lease payments (0.5) (1.2) (2.0)

Free cash flow (16.4) 48.8 102.1

21. Business combinations

The group made asset purchases of Delcol, a company in Malaysia supplying bottled water, on 8 January 2008 and Watch All, a pest control company in the USA, on 1 March 2008. The group also purchased 100% of the share capital or the trade and assets of a number of other smaller companies and businesses. The total consideration for all acquisitions during the period was £31.2m.

Details of goodwill and the fair value of net assets acquired are as

follows:

Delcol Watch All Other 2008

£m £m £m £m

(unaudited) (unaudited) (unaudited) (unaudited)

Purchase consideration:

- Cash paid 4.4 3.9 12.6 20.9

- Direct costs relating to the - 0.2 1.3 1.5

acquisition

- Consideration deferred to 3.3 0.5 4.8 8.6

future periods

- Direct costs deferred to - - 0.2 0.2

future periods

Total purchase consideration 7.7 4.6 18.9 31.2

Fair value of net assets (3.6) (2.0) (16.6) (22.2)

acquired

Goodwill 4.1 2.6 2.3 9.0

Goodwill represents the synergies, workforce and other benefits expected as a result of combining the respective businesses.

The book value of assets and liabilities arising from acquisitions are as follows:

Delcol Watch All Other 2008

£m £m £m £m

(unaudited) (unaudited) (unaudited) (unaudited)

Non-current assets

- Intangible assets1 - - - -

- Property, plant and 1.1 - 0.4 1.5

equipment

- Other investments - - (0.3) (0.3)

Current assets 1.2 0.3 2.4 3.9

Current liabilities - (0.1) (0.4) (0.5)

Non-current liabilities - - (0.5) (0.5)

Net assets acquired 2.3 0.2 1.6 4.1

The provisional fair value adjustments to the book value of assets and liabilities arising from acquisitions during the year and adjustments made to prior period acquisitions are as follows:

Delcol Watch All Other 2008

£m £m £m £m

(unaudited) (unaudited) (unaudited) (unaudited)

Non-current assets

- Intangible assets1 1.7 1.8 18.4 21.9

- Property, plant and - - - -

equipment

- Other investments - - - -

Current assets - - - -

Current liabilities - - - -

Non-current liabilities (0.4) - (3.4) (3.8)

Net assets acquired 1.3 1.8 15.0 18.1

The fair value adjustments above include £0.5m for prior year acquisitions following the finalisation of the acquisition accounting.

The provisional fair value2 of assets and liabilities arising from acquisitions in the period and adjustments in respect of prior period acquisitions are as

follows:

Delcol Watch All Other 2008

£m £m £m £m

(unaudited) (unaudited) (unaudited) (unaudited)

Non-current assets

- Intangible assets1 1.7 1.8 18.4 21.9

- Property, plant and 1.1 - 0.4 1.5

equipment

- Other investments - - (0.3) (0.3)

Current assets 1.2 0.3 2.4 3.9

Current liabilities - (0.1) (0.4) (0.5)

Non-current liabilities (0.4) - (3.9) (4.3)

Net assets acquired 3.6 2.0 16.6 22.2

1 Other than computer software and development costs.

2 The provisional fair values will be finalised in the 2009 financial statements. The fair values are provisional as the acquisition accounting had not been

finalised at the half year reporting date.

21. Business combinations (continued)

Delcol Watch All Other 2008

£m £m £m £m

((((

unaudited unaudited unaudited unaudited

))))

Total purchase consideration 7.7 4.6 18.9 31.2

Consideration payable in (3.3) (0.5) (4.8) (8.6)

future periods

Direct costs deferred to future periods - - (0.2) (0.2)

Purchase consideration (paid in cash) 4.4 4.1 13.9 22.4

Cash and cash equivalents in acquired companies and - - - -

businesses

Cash outflow on current year 4.4 4.1 13.9 22.4

acquisitions

Deferred consideration from - - 6.5 6.5

prior periods paid

Cash outflow on current and 4.4 4.1 20.4 28.9

past acquisitions

From the dates of acquisition to 30 June 2008, these acquisitions contributed £9.2m to revenue and £0.4m to operating profit. If the acquisitions had occurred on 1 January 2008, these acquisitions would have contributed £14.8m to revenue and £0.8m to operating profit.

22. Related party transactions

Initial Catering Services Ltd (75%), Retail Cleaning Services Ltd (51%), Rentokil Initial (Pty) Ltd (74.9%) and Yu Yu Calmic Co Ltd (50%) are non-wholly owned subsidiaries of Rentokil Initial plc. All transactions between these entities and the group were transacted at arms length during the ordinary course of business and have been eliminated on consolidation.

Nippon Calmic Ltd (49%) was an associate during the period. There are no significant transactions between Nippon Calmic Ltd and other group companies.

The group recharges the Rentokil Initial Pension Scheme with costs of administration and independent pension advice borne by the group. The total amount of recharges in the half-year to 30 June 2008 was £0.2m (HY 2007: £0.2m, FY 2007: £0.3m).

The group has made a loan to a consortium of private investors which enabled them to purchase a 25.1% stake in the South African business. The group has a receivable from this consortium as at 30 June 2008 of £14.0m (HY 2007: £13.4m, FY 2007: £15.0m). It is anticipated that the loan will be repaid over a ten year period. The repayment of the loan will be dependent upon the future dividends generated by the business.

23. Capital commitments

Capital commitments contracted for at the balance sheet date but not yet incurred are as follows:

6 months to 30 June 6 months to 30 June Year to 31 December 2007

2008 2007

£m (unaudited) £m £m

(unaudited) (audited)

Property, plant and equipment 19.2 25.4 14.9

Intangible assets 1.6 0.4 0.4

20.8 25.8 15.3

24. Contingent liabilities

There have been no material changes to the group's contingent liabilities since 31 December 2007.

25. Events occurring after the balance sheet date

On 30 July 2008, the group made a further payment of £33.3m into escrow in relation to the UK Pension Scheme. Further details are set out in note 15.

26. Statement of directors' responsibilities

The directors' confirm that this condensed consolidated interim financial information has been prepared in accordance with IAS 34 as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

* an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

* material related-party transactions in the first six months and any material changes in the related party transactions described in the last Annual Report.

The directors of Rentokil Initial plc are listed in the Rentokil Initial plc Annual Report for 31 December 2007, with the exception of the following changes in the period:

Brian McGowan resigned on 19 March 2008

Doug Flynn resigned on 19 March 2008

Richard Burrows was appointed on 14 January 2008

William Rucker was appointed on 15 February 2008

Alan Brown was appointed on 1 April 2008

Andy Ransom was appointed on 1 May 2008

John McAdam was appointed on 14 May 2008

A list of the current directors is maintained on the Rentokil Initial website: www.rentokil-initial.com

By order of the Board

Alan Brown Andrew Macfarlane

Chief Executive Chief Financial Officer

Independent review report to Rentokil Initial plc

Introduction

We have been engaged by the company to review the condensed set of financial statements

in the half-yearly financial report for the six months ended 30 June 2008, which comprises the income statement, balance sheet, statement of recognised income and expense, cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with IFRS as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

London

22 August 2008

This information is provided by RNS

The company news service from the London Stock Exchange

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